# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, DC 20549

## FORM S-1/A THIRD AMENDMENT
## REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

### CREDEX CORPORATION
(Exact name of registrant as specified in its charter)

| Florida | 6199 | 16-1731286 |
|---|---|---|
| (State or Jurisdiction of Incorporation or Organization) | (Primary Standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |

**454 Treemont Drive, Orange City, Fl 32763**
**(386) 218-6823**

(Address including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

**Richard R. Cook, Esq.**
**Credex Corporation**
**454 Treemont Dr., Orange City, FL  32763**
**(386) 218-6823**

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Approximate date of commencement of proposed sale to the public:  **As soon as practicable after the effective date of this registration statement.**

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: X □

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering. □

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. □

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. □

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filed, a non-accelerated filer, or a smaller reporting company, See the definitions of "large accelerated filed," "accelerated filer" and "smaller reporting company" in Ruler 12b-2 of the Exchange Act.

Large accelerated filer □                                             Accelerated filer □
Non-accelerated filer □ (Do not check if a smaller reporting company)                Smaller reporting company  X□

# CALCULATION OF REGISTRATION FEE

| "Title of Each Class of Security Being Registered" | Amount Being Registered | Proposed Maximum Offering Price Per Security | Proposed Maximum Aggregate Offering Price | Amount of Registration Fee |
|---|---|---|---|---|
| Shares of common stock, par value $.001 per share(2) | 2,940,625 | $0.25(1) | $735,156 | $52.42 |
| Total | 2,940,625 | | $735,156 | $52.42 |

(1)   Calculated pursuant to Rule 457 under the Securities Act of 1933 arbitrarily set because of no trading history because this registration statement is being filed concurrently with Form 10 statement under the Securities Act of 1934 to allow initial reporting and trading to start.

(2)   Represents shares of the Registrant's common stock being registered for resale that have been issued to the selling stockholders named in this registration statement.

2,940,625 Shares of Common Stock

The offering is for 2,940,625 shares of our common stock held by current shareholders (selling stockholders) that are being registered for sale on a continuous basis.  Credex will not receive any of the proceeds from the sale of stock by the Selling Stockholders.

Until such time as our common stock is listed on the Over the Counter Bulletin Board, we expect that the selling stockholders will sell their shares at prices between $ .15 and $.25, if any shares are sold.  After our common stock is quoted on the OTCBB, the selling stockholders may sell all or a portion of these shares from time to time in market transactions through any stock exchange or market on which our stock is then listed, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then-prevailing market price or at negotiated prices.

None of our stock is now being publicly traded.  When and if a public market develops, you are urged to obtain current market quotations of our common stock before purchasing any of the shares being offered for sale pursuant to this prospectus.

These securities involve a high degree of risk. Please carefully review the section titled "Risk Factors" on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

This prospectus is not an offer to sell any securities other than the shares of common stock offered hereby. This prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than

THE DATE OF THIS PROSPECTUS IS [            ], 2010.

CREDEX CORPORATION

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

CREDEX CORPORATION (the "Company") is including the following cautionary statement to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the Company.  The information contained in this registration statement, includes some statements that are not purely historical and that are forward-looking statements.  Such forward-looking statements include, but are not limited to, statements regarding management's expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition and results of operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipates", "believes", "continue", "could, "estimates", "expects", "intends", "may", "might", "plans", "possible", "potential", "predicts", "projects", "seeks", "should", "would" and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.  The forward-looking statements contained in this Prospectus are based on current expectations and beliefs concerning future developments. These that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements involve a number of risks and uncertainties some of which are beyond the companies' control. In addition to other factor and matters discussed elsewhere herein, the following is an important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to obtain acceptable forms and amounts of financing to fund planned operations, technology development, marketing and other expansion efforts.  The Company has no obligation to update or revise forward-looking statements to reflect the occurrence of future events or circumstances.  You should also read the Risk Factors set out on page 7 through 17 of this Prospectus in conjunction with this Cautionary Statement.

Summary of the offering

You should read the entire prospectus, including "Risk Factors," our financial statements, the related notes thereto and the other documents to which this prospectus refers, before making an investment decision. In this prospectus, the terms Credex,

"the Company," "we," "our" and "us" refer to Credex Corporation, a Florida corporation.

The offering is for 2,940,625 shares of our common stock held by current shareholders (selling stockholders) that is being registered.  Credex will not receive any of the proceeds from the sale of stock by the Selling Stockholders.

Information regarding the Selling Stockholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under "Selling Stockholders" and "Plan of Distribution" in this prospectus.

The Selling Stockholders, and any broker-dealer executing sell orders on behalf of the Selling Stockholders or Credex, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Commissions received by any broker-dealer may be deemed to be underwriting commissions under the Securities Act of 1933. See "Plan of Distribution."

Credex is not an operating company and has never earned revenue from operations. Credex is not operating it's business until such time as capital is raised for operations.

Credex Corporation, a Florida Corporation formed on September 2, 2005, for purchasing, servicing, managing and reselling of non-performing (defaulted) unsecured credit card debt portfolios to be acquired from financial institutions, distressed debt wholesalers and other debt resellers.

The Company intends to purchase portfolios with all rights, title and interest of non-performing accounts receivable (credit card debt) at deeply discounted rates, (approximately 3% or less of face values), outsource the collection process, develop a portfolio of restructured debt and sell the residual portfolio.

Non-performing portfolios accumulate in the normal course of operations, when a credit grantor from time to time charges-off from its books, accounts which are delinquent. Because the outstanding balance remains the obligation of the defaulting customer, a group of charged-off accounts (a portfolio) contains a value which can be obtained through various collection techniques. This value or yield is dependent upon several variables such as creditor standards, geographical stratification of the portfolio, age of the charge-offs, stages of internal and external collection efforts, elapsed time since collection was last worked, elapsed time since last activity,

past recovery obtained from collection efforts and whether the debt is within the statute of limitations. These portfolios may be acquired at significant discounts of their face value, ranging from $0.01 to $0.57 on the dollar, with an expected return of 10% to 12% of the face value of the portfolios. The Company intends to purchase portfolios of Primary, Secondary and Tertiary distressed credit card debt from distressed debt wholesalers and re-sellers because they offer smaller portfolios for sale and re-purchase. These portfolios usually sell for $0.01 to $0.03 per dollar of face value. The prices stated are for 2009. On average, approximately $800,000 of face value defaulted credit card debt can be purchased with $12,000.

Credex's executive office is located at and its mailing address is 454 Treemont Drive, Orange City, FL  32763. The telephone number is (386) 218-6823. The fax number is (386)218-6823.

RISK FACTORS

THE SHARES ARE HIGHLY SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.  PROSPECTIVE INVESTORS IN THE SHARES SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS.

BECAUSE CREDEX LACKS OPERATING HISTORY, IT POSSIBILY MAY GO OUT OF BUSINESS.

New ventures are inherently more risky than seasoned operating ventures.  Although Credex has not operated pursuant to its business plan, in 2005 Credex purchased a portfolio of defaulted credit card debt to test the feasibility of its business plan. On a trial basis accounts from the portfolio were collected. The remainder of the portfolio was then sold.  These transactions are shown in the statement of operation in Item 13 of this Registration Statement.

BECAUSE CREDEX IS A DEVELOPMENT STAGE COMPANY, IT POSSIBLY MAY GO OUT OF BUSINESS.

Credex is a development stage company.  The Company will be reliant upon additional funding of $250,000 during the next twelve (12) months to initiate its business as set forth in its continuing strategic plan for growth. The Risk is that this money may not be raised.

IF IT IS NOT SUCCESSFUL IN SELLING ITS SHARES, WHEN OFFERED, CREDEX MAY GO OUT OF BUSINESS.

When it offers its shares for sale to the public, Credex may be unsuccessful because it has no operations, it has no public market for its shares, and it has not implemented its business plan.

IF CREDEX DOES NOT ATTAIN ITS GOALS FOR GROWTH, THE COMPANY MAY GO OUT OF BUSINESS.

Credex has not implemented its business plan, has not hired needed key personnel, and has not obtained the required funding for implementation of planned operations.  Because of these factors, Credex may not achieve its business goal for growth.

BECAUSE OF UNCERTAINTY OF SIGNIFICANT ASSUMPTIONS FOR FUNDING FROM STOCK SALES NOT HEPPENING, CREDEX MAY GO OUT OF BUSINESS.

Credex is a development stage company.  The Company will be reliant upon additional funding of $250,000 during the next twelve (12) months to initiate its business. This money may not be raised.

The Company's plans for financing and implementing its planned business operations and the projection of the Company's potential for profitability from its intended operations are based on the experience, judgment and certain assumptions of management and upon certain available information concerning availability of non-performing credit card debt.  Funds anticipated through stock sales may not be realized.  The Company's plans are based on the following assumptions: That all or any Shares in future offerings will be sold; that the Company will be successful in adhering to its planned formula for growth; and that sales will reach a minimum level to allow profitability.  The Risk is that this money may not be raised.

THE COMPETITION FACED BY CREDEX MAY CAUSE CREDEX NOT TO ATTAIN ITS GROWTH PLANS RESULTING IT GOING OUT OF BUSINESS.

Competitors of the Company include traditional consumer debt buyers and sellers such as Portfolio Recovery Associates, Collins Financial Services, Inc., Oliphant Financial Corp., US Credit Corp., and many other financial institutions. Competitors have an advantage over the Company primarily due to the fact that they have more funds to invest in portfolio purchases. These competitors also have lengthy profitable operating histories.

BECAUSE OF UNCERTAINTY OF ADEQUACY OF FINANCIAL RESOURCES FROM PROFITABLE OPERATIONS, CREDEX MAY GO OUT OF BUSINESS.

Credex is a development stage company.  The Company will be reliant upon additional funding of $250,000 during the next twelve (12) months to initiate its business as set forth in its continuing strategic plan for growth.

Credex may not reach profitability from operations because of the competition it faces, funding needed for key personnel and implementation of the planned operations, and meeting of its milestones in the next twelve months.  [Refer to page  7 ]

BECAUSE OF DEPENDENCE ON KEY PERSONNEL, CREDEX MAY GO OUT OF BUSINESS.

The Company has been significantly dependent on the services of Cypress, Denise Leonardo, Chairman, President/CEO and Steven G. Salmond, Treasurer/CFO and, Secretary. In the future, the Company will be dependent upon their services and outside consultants in distressed debt purchasing, managing and re-selling and any future employees of the Company for the continued development of the Company's services. The loss of services of senior management could have a substantial adverse effect on the Company.  The success of the Company's business will be largely contingent on its ability to attract and retain highly qualified corporate and operations level management team.

POTENTIAL LIABILITY AND INSURANCE COSTS MAY CAUSE CREDEX TO GO OUT OF BUSINESS.

As with all businesses operating in today's somewhat litigious atmosphere, the Company's intended operations could expose it to a risk of liability for legal damages arising out of its operations.  The Company intends to carry acceptable levels of liability insurance for its industry.

BECAUSE OF NO HISTORICAL BASIS FOR MANAGEMENT'S OPINION, EVALUATION OF CREDEX IS DIFFICULT.

Although all of the Company's Officers, Directors, and its management team have experience in and have been involved in the daily operations of the Company, which to this point have involved almost exclusively the securing of capital so the Company can execute it's business plan.  There is no basis, other than the judgment of the Company's management, on which to estimate, (i) the level of market acceptance or the amount of

revenues which the Company's planned operations may generate, or (ii) other aspects of the Company's proposed operations.

NO TRADING HISTORY OF COMMON STOCK MAKES STOCK TRADING PRICE IF ANY NOT POSSIBLE TO ESTIMATE.

The Company's Common Shares have not been traded publicly. Recent history has shown that the market price of Common Stock fluctuates substantially due to a variety of factors, including market perception of a company's ability to achieve its planned growth, quarterly operating results of the Company or other similar companies, the trading volume in the Company's Common Stock, changes in general conditions in the economy or other developments affecting the Company or its competitors.  In addition, the stock market is subject to extreme price and volume fluctuations.  Volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies.

BECAUSE CREDEX HAS NOT COMMENCED PLANNED OPERATIONS, WHICH MUST BE PROFITABLE FOR DIVIDEND PAYMENTS, DIVIDENDS CANNOT BE ESTIMATED OR PAID.

No dividends have been paid on the Shares and the Company does not anticipate the payment of cash dividends in the foreseeable future.  If the operations of the Company become profitable, it is anticipated that, for the foreseeable future, any income received would be devoted to the Company's future operations and that cash dividends would not be paid to the Company's Shareholders.  (See "Business - Dividend Policy.")

BECAUSE OF LACK OF MANAGEMENT EXPERIENCE NEEDED FOR PLANNED OPERATIONS, CREDEX MAY GO OUT OF BUSINESS.

None of the officers or directors has any experience in management of a company providing the services Credex proposes to offer.

Mr. Salmond, the Company's CFO, has experience managing and operating a public company.  Failure to comply or adequately comply with any laws, rules, or regulations applicable to our business may result in fines or regulatory actions, which may materially adversely affect our business, results of operation, or financial condition and could result in delays in the development of an active and liquid trading market for our stock.

IF WE FAIL TO MAINTAIN AN EFFECTIVE SYSTEM OF INTERNAL CONTROL OVER FINANCIAL REPORTING, OUR ABILITY TO ACCURATELY AND TIMELY REPORT OUR FINANCIAL RESULTS OR PREVENT FRAUD MAY BE ADVERSELY AFFECTED AND INVESTOR CONFIDENCE AND THE MARKET PRICE OF OUR COMMON STOCK MAY BE ADVERSELY IMPACTED.

Recently, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which became effective on July 21, 2010, has amended Section 404 of the Sarbanes-Oxley Act of 2002 (the "Act"). The rules adopted by the SEC pursuant to the Act require an annual assessment of our internal control over financial reporting. The SEC extended the compliance dates for non-accelerated filers, as defined by the SEC. Accordingly, we believe that the annual assessment of our internal controls requirement will first apply to our annual report for the 2010 fiscal year. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting. Pursuant to the amended Act, as neither a "large accelerated filer" nor an "accelerated filer", we are exempt from the requirements of Section 404(b) of the Act to obtain an auditor's report on management's assessment of the effectiveness of the Company's internal control over financial reporting.  The expense of compliance may prohibit the Company from becoming operational.

CREDEX NEEDS FOR ADDITIONAL EMPLOYEES IF SUITABLE EMPLOYEES ARE NOT FOUND CREDEX MAY GO OUT OF BUSINESS.

The Company's future success also depends upon its continuing ability to attract and retain highly qualified personnel. Expansion of the Company's business and operation will require additional managers and employees with industry experience, and the success of the Company will be highly dependent on the Company's ability to attract and retain skilled management personnel and other employees. There can be no assurance that the Company will be able to attract or retain highly qualified personnel. Competition for skilled personnel in the construction industry is significant. This competition may make it more difficult and expensive to attract, hire and retain qualified managers and employees.

THERE IS LIMITED LIQUIDITY ON THE BULLETIN BOARDS WHICH LIMITS THE POTENTIAL MARKET FOR ITS STOCK.

We intend to have our stock quoted on the OTC Bulletin Board or through the Pink Quotation System Bulletin Board.  The OTC Bulletin Board is a significantly more limited market than the New York Stock Exchange or NASDAQ system.  When fewer shares of a security are being traded on the OTCBB, volatility of prices may increase and price movement may outpace the ability to deliver accurate quote information.  Due to lower trading volumes in shares of our Common Stock, there may be a lower likelihood of one's orders for shares of our Common Stock being executed, and current prices may differ significantly from the price one was quoted at the time of one's order entry.

IN ORDER TO RAISE SUFFICIENT FUNDS TO EXPAND OUR OPERATIONS, WE MAY HAVE TO ISSUE ADDITIONAL SECURITIES AT PRICES WHICH MAY RESULT IN SUBSTANTIAL DILUTION TO OUR SHAREHOLDERS THUS LIMITING THE MARKET FOR OUR STOCK.

If we raise additional funds through the sale of equity or convertible debt, our current stockholders' percentage ownership will be reduced. In addition, these transactions may dilute the value of our common shares outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our common stock. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

WE NEED ADDITIONAL CAPITAL TO FUND OUR OPERATIONS. WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT CAPITAL AND MAY BE FORCED TO LIMIT THE SCOPE OF OUR PROPOSED OPERATIONS.

If adequate additional financing is not available on reasonable terms, we may not be able to carry out our corporate strategy and we would be forced to modify our business plans accordingly.

In connection with our growth strategies, we may experience increased capital needs and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors, including (i) our profitability; (ii) the release of competitive products by our competition; (iii) the

level of our investment in research and development; and (iv) the amount of our capital expenditures, including acquisitions. We cannot assure you that we will be able to obtain capital in the future to meet our needs.

In recent years, the securities markets in the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, our securities can also be expected to be subject to volatility resulting from purely market forces over which we will have no control. If we need additional funding we will, most likely, seek such funding in the United States and the market fluctuations affect on our stock price could limit our ability to obtain equity financing.

IF WE CANNOT OBTAIN ADDITIONAL FUNDING, WE MAY BE REQUIRED TO: (I) LIMIT OUR EXPANSION; (II) LIMIT OUR MARKETING EFFORTS; AND (III) DECREASE OR ELIMINATE CAPITAL EXPENDITURES. SUCH REDUCTIONS COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS AND OUR ABILITY TO COMPETE.

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are favorable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us.

BECAUSE OF PENNY STOCK REGULATIONS, CREDEX MAY NOT BE ABLE TO INTEREST THE NEEDED BROKER-DEALERS TO MAKE A MARKET FOR ITS SHARES.

The stock registered hereby are subject to "Penny Stock" regulations.  Broker-dealer practices in connection with transactions in "penny stock" are regulated by certain penny stock rules adopted by the Commission.  Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on Nasdaq provided that current price and volume information with respect to transactions in such securities is provided by the exchange or systems) or to other than establish customers or accredited investors. [In general,

"accredited investors" are defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 with their spouses.]

The penny stock rules require a broker-dealer, prior to transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized disclosure document that provided information about penny stocks and the risks in penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in connection with the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.  If the Company's securities become subject to the penny stock rules, investors in the Offering may find it more difficult to sell their securities.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules attached thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F. Street, N.E., Room 1580,

Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Before Credex filed this Form S-1 it filed a Form 10, Registration Statement and a 10-Q pursuant to the Securities Exchange Act of 1934.

The information contained in the Form 10, 10Q and S-1 are available at the sec.gov site under company filings in the EDGAR system.

DIVIDEND POLICY

Credex has never paid a dividend.

The Company does not currently intend to declare or pay any dividends on its Common Stock, except to the extent that such payment is consistent with the Company's overall financial condition and plans for growth. For the foreseeable future, the Company intends to retain excess future earnings, if any, to support development and growth of its business. Any future determination to declare and pay dividends will be at the discretion of the Company's Board of Directors and will be dependent on the Company's financial condition, results of operations, cash requirements, plans for expansion, legal limitations, contractual restrictions and other factors deemed relevant by the Board of Directors.

DETERMINATION OF OFFERING PRICE

The offering price has been arbitrarily set by the Board of Directors. No market price could otherwise be determined because Credex's shares have not been traded resulting in no history for valuation.

As there is no established public market for our shares, the offering price and other terms and conditions relative to our shares have been arbitrarily determined by Credex and do not bear any relationship to assets, earnings, book value, or any other objective criteria of value. In addition, no investment banker, appraiser, or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares. The price of

the current offering is fixed at $0.25 per share. This price is significantly greater than the price paid by the company's officers and directors for common equity since the company's inception on September 2, 2005. The company's officers and directors paid $0.001 per share, a difference of $0.249 per share lower than the share price in this offering. Other officers and directors paid $.10 per share and $.01 per share.

Until such time as our common stock is listed on the Over the Counter Bulletin Board, we expect that the selling stockholders will sell their shares at prices between $ .15 and $.25, if any shares are sold. After our common stock is quoted on the OTCBB, the selling stockholders may sell all or a portion of these shares from time to time in market transactions through any stock exchange or market on which our stock is then listed, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then-prevailing market price or at negotiated prices.

DILUTION

The common stock to be sold by the selling shareholders is set out in the Selling Security Holders section is common stock that is currently issued. Accordingly, there will be no dilution to our existing shareholders.

## SELLING STOCKHOLDERS

The following list of shareholders and their shares of common stock to be sold are as follows:

| Shareholder Name | Shares owned Prior to the offering | Shares to be Sold | Shares Retained | Retained %ownership |
|---|---|---|---|---|
| Leonardo, Denise* | 300,000 | 300,000 | 0 | 0% |
| Gansel, Carol C. | 50,000 | 50,000 | 0 | 0% |
| Mitchell, Jerome D. | 25,000 | 25,000 | 0 | 0% |
| Schonsheck, Darold N. | 237,500 | 237,500 | 0 | 0% |
| Price, Louise A. | 15,000 | 15,000 | 0 | 0% |
| Cook, Edward T. | 10,000 | 10,000 | 0 | 0% |
| Bullock, David W. | 10,000 | 10,000 | 0 | 0% |
| Kuker, Timothy L. | 35,000 | 35,000 | 0 | 0% |
| Worl, Ronald S. | 10,000 | 10,000 | 0 | 0% |
| Solimini, Karen L. | 50,000 | 50,000 | 0 | 0% |
| Doane, Kelly A. | 50,000 | 50,000 | 0 | 0% |
| Goodwin, Julie Ann** | 253,100 | 253,100 | 0 | 0% |
| Goodwin, George Kirby | 50,000 | 50,000 | 0 | 0% |
| Goodwin, Mary Beatrice | 50,000 | 50,000 | 0 | 0% |
| Widmer, Ruth | 100,000 | 100,000 | 0 | 0% |
| Kuker, Jonathan | 35,000 | 35,000 | 0 | 0% |
| Armstrong, Charleen | 100,000 | 100,000 | 0 | 0% |
| Gridley, Guinevere | 10,000 | 10,000 | 0 | 0% |
| Deveau, Sheila P. | 10,000 | 10,000 | 0 | 0% |
| Raynard, Thomas | 50,000 | 50,000 | 0 | 0% |
| Pitman, Randall E. | 50,000 | 50,000 | 0 | 0% |
| Hannam, Teresa | 45,500 | 45,500 | 0 | 0% |
| Bradaric, Judith | 20,000 | 20,000 | 0 | 0% |
| Murphy, William A. | 30,000 | 30,000 | 0 | 0% |
| Lehman, Larry | 27,500 | 12,500 | 0 | 0% |
| Hampton, Michael W. | 100,000 | 100,000 | 0 | 0% |
| Globex Transfer, LLC | 125,000 | 125,000 | 0 | 0% |
| Panceria, Bruce | 38,275 | 38,275 | 0 | 0% |
| Bashaw-Werner, Renay | 350,000 | 350,000 | 0 | 0% |
| Weller, Janine  *** | 350,000 | 350,000 | 0 | 0% |
| Greiner, Terry E. | 12,500 | 12,500 | 0 | 0% |
| Childress, Sondra B. | 25,000 | 25,000 | 0 | 0% |
| Schonsheck, Bethany L. | 25,000 | 25,000 | 0 | 0% |
| Schonsheck, Theodore A. | 25,000 | 25,000 | 0 | 0% |
| Bostic, Stephen N. | 25,000 | 25,000 | 0 | 0% |
| Cameron, Doreen L. | 56,250 | 46,250 | 0 | 0% |
| Lee, James A. | 10,000 | 10,000 | 0 | 0% |
| Mitchell, Jerome C. | 125,000 | 125,000 | 0 | 0% |
| Mary G. Bashaw Irrevocable Trust, William P. Bashaw, Ttee. | 50,000 | 50,000 | 0 | 0% |
| Total | 2,940,625 | | | |

* Ms. Leonardo served as Treasurer, Chief Financial Officer and Director of the Company from her appointment on October 24, 2007 until May 28, 2010 when she was elected President. Her responsibilities included oversight over internal controls, financial reporting and compliance with state and federal laws.
** Julie Ann Goodwin is a current director.

17

\*\*\* Janine Weller is a current director and sister of Renay Bashaw-Werner.

None of the selling stockholders is a broker/dealer or an affiliate of any broker/dealer.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
- an exchange distribution in accordance with the rules of the applicable exchange;
- privately negotiated transactions; to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;
- broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
- a combination of any such methods of sale; and any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these

commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the Selling Stockholder and/or the purchasers. At the time a particular offer of shares is made by the Selling Stockholders, to the extent required, a prospectus will be distributed. Each Selling Stockholder has represented and warranted to Credex that it acquired the securities for investment and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to register or distribute any such securities.

Selling Stockholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the Selling Stockholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and

other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

We may suspend the use of this prospectus on a limited basis if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each Selling Stockholder.

Number of Holders of Common Stock

As of the date of this filing, there are 40 holders of common stock.

DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The Company is authorized to issue One Hundred Million (100,000,000) shares of Common Stock (the Common Stock) of Par Value of ($0.001). As of the date of this Offering the Company had 5,899,250 shares of Common Stock issued and outstanding. Holders of Common Stock are each entitled to cast one vote for each Share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro-rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid unless and until the Company is profitable. Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding Shares of Common Stock are fully paid.

No personal liability attaches to shareholders by reason of the ownership of such shares.

Holders of Shares of Common Stock will have full rights to vote on all matters brought before shareholders for their approval. We are not currently authorized to issue preferred stock and have no intention of amending our corporate documents to authorize preferred stock. Holders of the Common Stock will be entitled to receive dividends, if and as declared by the Board of Directors, out of funds legally available, and share pro-rata in any distributions to holders of Common Stock upon liquidation.

Upon any liquidation, dissolution or winding-up of Credex, our assets, after the payment of debts and liabilities and any liquidation preferences of, and unpaid dividends on, any class of preferred stock then outstanding, will be distributed pro-rata to the holders of the common stock. The holders of the common stock have no right to require us to redeem or purchase their shares.

Preferred Stock

The Company does not have any authorized shares of Preferred Stock.

Voting Rights

Holders of the Company's Common Stock are entitled to one vote per Share for each Common Share held of record by Company shareholders.

No Cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

Transfer Agent

We have selected Globex Transfer, LLC, 780 Deltona Blvd., Suite 202, Deltona, FL  32725 as our transfer agent.

Shares Eligible For Future Sale

The Securities currently are "restricted securities" as that term is defined in SEC Rule 144 of the 1933 Securities Act

("Rule 144"), and may not be resold without registration under the Securities Act. Provided certain requirements are met, the Shares of Common Stock purchased hereunder may be resold pursuant to Rule 144 or may be resold pursuant to another exemption from the registration requirement.

Generally, Rule 144 provides that a holder of restricted shares of an issuer which maintains certain available public information, where such shares are held 6 months or more, may sell in every three months the greater of: (a) an amount equal to one percent of the Company's outstanding shares; or (b) an amount equal to the average weekly volume of trading in such securities during the preceding four calendar weeks prior to the sale. Persons who are not affiliates of the Company may sell shares beneficially owned for at least one year at the time of the proposed sale without regard to volume restrictions. There is no existing public or other market for the Shares. Any such market may never develop.

Take Over Provisions

There are no provisions in the Articles of Incorporation or By-Laws restricting take over of control of the Company.

INTERESTS OF NAMED EXPERTS AND COUNSEL

The financial statements of Credex Corporation for the period from inception, September 2, 2005, through December 31, 2009, included elsewhere in this Prospectus have been audited by Moss, Krusick & Associates, LLC, independent registered public accounting firm, as stated in its report appearing herein, and are included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.  With respect to the unaudited financial statements of Credex Corporation as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009 and period from inception through September 30, 2010, included elsewhere in this Prospectus, such statements have not been audited by Moss, Krusick & Associates, LLC and that firm does not express an opinion on them.

Corporate Counsel, Richard R. Cook, has issued an opinion as to various aspects of the common stock registered hereby.  See page 74.  Mr. Cook is a member of Cypress Bend Executive Services, LLC, a party related to Credex.  See page 37.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

BACKGROUND

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes, and other financial information contained in this prospectus.

Overview

We are a development stage company.  Although Credex has not operated pursuant to its business plan, in 2005 Credex purchased a portfolio of defaulted credit card debt to test the feasibility of its business plan. On a trial basis accounts from the portfolio were collected.  The remainder of the portfolio was then sold. These transactions are shown in the statement of operation in this Prospectus.  Our auditors have raised substantial doubt as to our ability to continue as a going concern.  We need a minimum of approximately $100,000 during the next 12 months to begin implementation of our business plan.

Since our inception, we have devoted our activities to the following:

> Purchasing a debt portfolio;

> Obtaining bids from professional collectors to collect the portfolio;

> Developing contacts from whom to purchase portfolios;

> Contracting for operational support; and

> Securing enough capital to carry out these activities.

Plan of Operations

As discussed above we have not yet operated pursuant to our business plan.  We have generated no revenue in 2009 or 2008 or the nine months ended September 30, 2010 and 2009.

Development stage operating expenditures during the period from inception on September 2, 2005 to September 30, 2010 were $76,254 which consisted primarily of general and administrative expenses related to legal, accounting and other fees related to our formation and this registration statement. Our net loss was

$12,248 and $12,398 for the nine months ended September 30, 2010 and 2009, respectively, and $15,015 and $7,001 for the years ended December 31, 2009 and 2008, respectively cumulative income to date was $23,450 including finance income of $15,417, consulting income of $8,000 and interest income of $33.

Liquidity and Capital Resources

Our capital resources have been acquired through the sale of shares of our common stock.

At December 31, 2009 and 2008, we had total assets of $2,185 and $3,390, respectively, consisting of cash.

At September 30, 2010, we had total assets of $8,287 consisting of cash.

At December 31, 2009 and 2008, our total liabilities were $2,500 and $3,000 respectively consisting primarily of accounts payable.

At September 30, 2010, we had total liabilities of $ 2,500.

We anticipate taking the following actions during the next 12 months, assuming we receive the required funding:

File an S-1 to register and sell, if a public market develops, common stock to raise up to $500,000.00.  To become effective by April 1, 2011.  We estimate that, if a market develops, it will take 3 to 6 months to raise these funds.

Once we have raised at least $250,000.00 we will hire a management team member with debt collection experience to supervise our contract collectors.  We estimate that, if a market develops, it will take 4 months to raise these funds and hire this person. Date is now August 1, 2011.

Contract with debt collection firm or firms. We estimate this to take 1 month. The date is now September 1, 2011.

Purchase portfolio(s) We estimate this to take 1 month. The date is now October 1, 2011.

Collection efforts begin. The date is now October 1, 2011.

Purchase Primary and Secondary at a price not to exceed 3% of the face value of the portfolios that is credit card debt only.

Use collection agencies for all collections with a fixed cost not to exceed 35% of what is collected.

Create Planned Payment Arrangements (PPA) for up to six months.

Sell the remainder of the portfolio after six months deemed uncollectible at the time of sale.

Cash Requirements

We intend to provide funding for our activities, if any, through a combination of the private placement of the company's equity securities and the public sales of equity securities.

We have no agreement, commitment or understanding to secure any funding from any source.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Credex has never been in bankruptcy or receivership. The Company is a new venture.

Credex's executive office is located at 454 Treemont Drive, Orange City, FL 32763. The telephone number is (386) 218-6823, and the fax number is (386) 218-6823.

Credex is not operating it's business plan until such time as capital is raised for operations. To date its operation has involved only selling stock to meet expenses.

DISCLOSURE OF CONTRACTED OBLIGATIONS

On July 9, 2010, the Company entered into an agreement for services with Cypress Bend Executive Services, LLC ("Cypress"), a related party, whereby Cypress acts as consultant to:

1. Raise the necessary money for the Company to operate in the short term,
2. Prepare and file documents with the SEC to take the Company public,
3. Secure a transfer agent and market maker broker-dealer for the Company's stock,
4. Secure the necessary audits for the required filing

        documents, and

    5. Provide day-to-day operational management services to
       the Company.


In exchange for these services, which the Company anticipates
will last for a ten month period, the Company agreed to pay
Cypress cash fees of $200,000 as well as provide Cypress with
2,958,625 shares of its stock, which effectively transfers
control of the Company to Cypress during this period.  Also, as
part of the contract Steven G. Salmond, a member of Cypress Bend
was installed as Secretary, Treasurer, CFO and Director of
Credex.  Because the consulting services began August 1, 2010,
amortization into Professional Fees was $40,000 in 2010 and $0
in 2009 and 2008 resulting in net unearned capital of $160,000
as of September 30, 2010 [unaudited].  Upon receipt of the cash
payment of $200,000, Cypress is to return the shares to the
Company's treasury.

PROPOSED BUSINESS


The Company intends to purchase portfolios with all rights,
title and interest of non-performing accounts receivable (credit
card debt) at deeply discounted rates, (approximately 3% or less
of face values), outsource the collection process, develop a
portfolio of restructured debt and sell the residual portfolio.

Non-performing portfolios accumulate in the normal course of
operations, when a credit grantor from time to time charges-off
from its books, accounts which are delinquent. Because the
outstanding balance remains the obligation of the defaulting
customer, a group of charged-off accounts (a portfolio) contains
a value which can be obtained through various collection
techniques. This value or yield is dependent upon several
variables such as creditor standards, geographical
stratification of the portfolio, age of the charge-offs, stages
of internal and external collection efforts, elapsed time since
collection was last worked, elapsed time since last activity,
past recovery obtained from collection efforts and whether the
debt is within the statute of limitations. These portfolios may
be acquired at significant discounts of their face value,
ranging from $0.01 to $0.57 on the dollar, with an expected
return of 10% to 12% of the face value of the portfolios. The
Company intends to purchase portfolios of Primary, Secondary and
Tertiary distressed credit card debt from distressed debt
wholesalers and re-sellers because they offer smaller portfolios
for sale and re-purchase. These portfolios usually sell for
$0.01 to $0.03 per dollar of face value. The prices stated are

for 2009. On average, approximately $800,000 of face value defaulted credit card debt can be purchased with $12,000.

Number of Employees

The Company intends to operate for the foreseeable future without employees.  Credex has entered into a management contract with Cypress Bend Executive Services, LLC ("Cypress").  This contract provides that Cypress will provide operational support to Credex and to take Credex Public through Form 10 and S-1 filings with the Securities and Exchange Commission.  Cypress will return the shares it holds to Treasury Stock upon completion of its contract obligations and receiving payment in full for its services.

On July 9, 2010, the Company entered into an agreement for services with Cypress Bend Executive Services, LLC ("Cypress"), a related party, whereby Cypress acts as consultant to:

1. Raise the necessary money for the Company to operate in the short term,
2. Prepare and file documents with the SEC to take the Company public,
3. Secure a transfer agent and market maker broker-dealer for the Company's stock,
4. Secure the necessary audits for the required filing documents, and
5. Provide day-to-day operational management of the Company.

In exchange for these services, which the Company anticipates will last for a ten month period, the Company agreed to pay Cypress cash fees of $200,000 as well as provide Cypress with 2,958,625 shares of its stock, which effectively transfers control of the Company to Cypress during this period.  Also, as part of the contract Steven G. Salmond, a member of Cypress Bend was installed as Secretary, Treasurer, CFO and Director of Credex.  Because the consulting services began August 1, 2010, amortization into Professional Fees was $40,000 in 2010 and $0 in 2009 and 2008 resulting in net unearned capital of $160,000 as of September 30, 2010 [unaudited].  Upon receipt of the cash payment of $200,000, Cypress is to return the shares to the Company's treasury.

PRODUCTS AND SERVICES

The Company's products are the credit card portfolios it purchases. The higher the quality of the product, generally determined by age and consumer demographics, the greater the cost and resulting recovery rate. The age of the product, which typically is six months to two years old, will also determine the value of the portfolio at the end sale, or how much the remaining portfolio will recover in terms of price.

A given group of credit card delinquencies occurring in one month contain many facets of delinquency causes. Generally, these causes for default will fall within three categories; 1) non-financial impact (as in a dispute perceived to be legitimate, or arguments over liability amid dissolving marriages); 2) one-time financial impact (temporary lay-off, major home or auto repair, a death in the family); and 3) permanent financial reversal (disability, retirement, benefits loss or reduction). Because a debtor's financial position changes over a period of time, usually for the better, a certain portion of a portfolio will be deemed collectable, at least partially.

This aging process is a well known an exploited fact in the collection industry. Lending institutions have identified three distinct periods of time over which collection efforts are initiated. These three periods are commonly referred to as Primary (first collection effort lasting 3 to 12 months), Secondary (second collection effort lasting from 12 to 24 months), Tertiary (third collection effort, also lasting from 24 to 36 months or longer) and Quads (forth collection effort lasting from approximately 36 months to when the accounts become "out of statute". The stage or age, of a portfolio is an important component in determining its value. The Company intends to buy portfolios that are "One Agency or Two Agency Accounts," which means that the accounts have previously been sent to one or two another collection agencies for collection and then retrieved.

Credex will buy the debts it will collect through debt collection agencies.  Once the original creditor sells the debt the only way for them to "retrieve" it is to buy it back.  The terms "One or Two Agency Accounts" is language commonly used in the industry to indicate that the accounts have been purchased by one buyer, "One Agency," or second buyer "Two Agency."  One Agency is the same as the primary and Two Agency is the same as

secondary and Three Agency is the same as tertiary accounts. Original creditors can retain ownership and have more than one agency try and collect the accounts.  The Original creditor can sell the debt at any time in the collection process.  It can sell the debt as One Agency, Two Agency and etc. depending on prior collection efforts.

All purchase agreements entered into, will allow for replacement or reimbursement of accounts deemed uncollectible, as in the case of bankruptcies death of the debtor or fraud, but only if the act occurred less than 30 days after the purchase closing date. Payments made directly to the seller are forwarded to the Company on a timely basis if payments overlap.

PRODUCT SERVICING/OUTSOURCING DESCRIPTION

The Company intends to out-source all collection activities to established collection agencies that have expertise in collecting non-performing credit card debt. We can rely on the collecting performance history of the collectors with whom we contract.  We can also rely on information available from Kaulkin and Ginsberg and Inside ARM.

     Management personnel of potential collection agencies will be personally interviewed by Credex.  The agency's collection performance and business references will be obtained prior to signing any agreement with the agency. Credex intends to sign agreements that contain a provision that allows cancellation at any time with 30 days notice to the non-canceling party. For your information we have attached a copy of an agreement we propose to use.

     Kaulkin and Ginsberg is one of the leading and most reliable sources of data and information in the debt collection business.

About Kaulkin and Ginsberg:
Experience
*    Completed more industry M&A transactions than anyone else
     - over 125 for a total value of over $3 billion
*    Delivered hundreds of industry valuations
     - dozens of valuation assignments each year
*    Keynoted all of the major industry conferences
*    Chaired three conferences, including the industry's
     largest, plus two M&A conferences

Access
*    Established relationships with the industry's senior
     decision makers since 1991
*    Our advisory board consists of the most senior persons in
     their industry segments
Information
*    We conduct comprehensive original research on the industry
*    Publisher of seven editions of The Kaulkin Report since
     1994
     – a seminal research study that has been cited in the
     public filings of leading corporations, in The Wall Street
     Journal, and in many documents supporting private
     transactions in the industry
*    Our research also includes The Global Debt Buying Report,
     Healthcare ARM Report, and countless custom research
     projects
*    Acquisition criteria for financial, strategic, and industry
     buyers seeking entry or expansion within the industry

About Inside ARM publication:

     Kaulkin Media is the most credible publisher of specialized
     news and information for the accounts receivable management
     (or "debt collection") industry.  With over 60,000
     subscribers including collection agencies and law firms,
     debt buyers, creditors, suppliers of technology and
     services to these groups, regulators, industry investors,
     and many other interested parties.

Once the portfolio has been acquired, the collection work effort
begins The Company will supervise the collection contractor to
see the following steps are taken.

An initial written notice is sent to each debtor informing them
of the change in ownership of the debt owed and that the Company
is entitled to the full amount of principal and accrued interest
due and that payment(s) are to be sent to the collection agency
as directed by the Company.

Initial Review. The object of this review is to isolate that part of the portfolio that could most likely produce the highest earned revenue initially or possessing the greatest means with which to provide initial revenue. Much can be determined about a debtor and his ability to pay larger sums, when considering the area in which he resides, whether he holds real estate, current job status, the amount of unsecured debt he owes, and the status of same. These are among the several criteria used to decide which accounts should be prioritized initially. By this review, the collection agencies would be concentrating heavily on the accounts most likely to pay in a short time-frame.

It is important to note that the review process usually takes place prior to the actual purchase of the portfolio when a spreadsheet of the portfolio can be examined for many of the criteria described above. Following the review of all of the accounts in the portfolio, the Company can either reject the portfolio of purchase it.

Collection Efforts. The collection process is responsible for the majority of the recovery in the shortest period of time. This can best be described as an intense and concentrated focus by the collectors on all accounts as prioritized in the previous step. The higher the priority the greater the efforts. In this phase, approximately 8% to 10% of the original portfolio face amount is deemed recoverable in the first six months. Skip tracing (locating some of the debtors) accounts may be utilized by the collector. Offers of settlements may be made to the debtors of up to fifty percent of the debt to entice payment.

Restructuring. When the collection efforts are exhausted on accounts, usually 4 to 6 months after purchase, a new effort is initiated to restructure the existing debt. Debtors are encouraged to restructure the outstanding debt at lower monthly payments than previously expected to pay; by forgiving accrued interest to date.

Correspondence. Regular collection notices and demand notices are mailed, generating a fluctuating degree of response and remittance. An initial notice is sent to the entire portfolio base, which notifies the debtors of the change of debt holder, and further warns of the possibility of other collection remedies for continued non-payment. From there, notices are collector generated befitting the individual circumstances.

Portfolio Sale. Approximately 70% of the original portfolio will be sold, which includes all of the accounts that are determined to be uncollectible at that time.  In order to improve cash flows, the Company intends to sell these accounts every 120 to 160 days from the date of the portfolio purchase. The company has developed several outlets to sell this residual product, which represents 1% to 2% of remaining face amount.

MISSION

The Company intends to purchase non-performing credit card debt portfolios from debt resellers and brokers. The Company intends to produce earned revenue equal to a return of 9% to 12% of the face of the portfolio within 6 months. The Company intends to sell the uncollected portion of the portfolio for 1% to 2% of the remaining face amount after 120 days from the purchase date.

KEYS TO SUCCESS

1. Purchase portfolios at or near 1.5% to 3% of face value.
2. Collect 9% to 12% of the face value.
3. Sell uncollected portion of the portfolio for 1% to 2% of the remaining face value (Included in # 2 above).
4. Keep cost of outsourced collections to 35% or less of collections.

MILESTONES

    File an S-1 to register and sell, if a public market develops, common stock to raise up to $500,000.00.  To become effective by April 1, 2011.  We estimate that, if a market develops, it will take 3 to 6 months to raise these funds.

    Once we have raised at least $250,000.00 we will hire a management team member with debt collection experience to supervise our contract collectors.  We estimate that, if a market develops, it will take 4 months to raise these funds and hire this person. Date is now August 1, 2011.

    Contract with debt collection firm or firms. The contracts with the collections agencies used to collect the debt will contain a provision that the agency will receive a percentage of the amounts collected on each account.  This fee will be a matter of negotiations. Credex will not agree to pay the agency more than 35% of the amount collected on each account. We estimate this to take 1 month. The date is now September 1, 2011.

Purchase portfolio(s) We estimate this to take 1 month. The date is now October 1, 2011.

Collection efforts begin. The date is now October 1, 2011.

Purchase Primary and Secondary at a price not to exceed 3% of the face value of the portfolios that is credit card debt only.

Use collection agencies for all collections with a fixed cost not to exceed 35% of what is collected.

Create Planned Payment Arrangements (PPA) for up to six months.

Sell the remainder of the portfolio, deemed uncollectible, after six months.

INDUSTRY ANALYSIS

Charge-off credit card debt volume has grown from $3 billion in 1991 to $22 billion in 1999. From 1999 to 2002 it grew to $60 billion and as of June, 2003 it reached $73 billion. The total credit card debt outstanding as of March, 2009 was $939.6 billion dollars according to Federal Reserve data, of which approximately 10% or approximately $94 billion was delinquent. 181 Million Americans hold an average of 5.4 credit cards with an average debt of $1,157per card or $6,247 per person. The average household debt was $10,697 as of December, 2008. The above statistics were taken from Nilson Reports, dated March and April, 2009, the census bureau and Experian, dated March, 2009.

INDUSTRY PARTICIPANTS

There are approximately 3,000 active buyers (including collection law firms) of non-performing credit card debt. They range from companies that buy very large blocks of charge-offs at different age levels to small companies that buy in face amounts of $300,000 to $10 million portfolios. Small collection law firms buy as few as forty accounts at a time. They typically buy them for debtors in the Counties in which they normally practice and simply file a law suite against the debtors immediately (usually small claims court up to $5,000). They use the intimidation of the law suit to force collection in part or in full. The cost of filing fees and service of process can easily add up to $100 to the cost of the individual account.

The major publicly traded debt buyers and collectors are all listed on Nasdaq and include Asta Funding (ASFI), Asset Acceptance Capital Corp. (AACC), Encore Capital Group (ECPG), First City Financial (FCFC) and Portfolio Recovery Associates (PRAA). These companies use a combination of inside collectors, outside collection agencies and attorneys in their collection process.

The buyers of larger portfolios now include more brokers, wholesalers and debt resellers that do not participate in the collection process. These companies will segment the portfolios by states or regions, age, number of accounts and account size so the accounts in the purchased portfolio can be sold to smaller buyers, which now make up a large percentage of buying market. Many of these portfolios can be seen and acquired over the internet.

COMPETITIVE COMPARISON

Competition occurs only in respect to purchasing the portfolios. The Company will be able to be competitive in part because of the expertise of its proposed collection agency vendors who will also review our proposed portfolio purchases prior to our purchasing small portfolios. We can not compete in the purchase of large portfolios because of our lack of large amounts of capital. Small portfolios of debt are readily available from brokers and wholesalers at competitive prices.

COMPETITION AND BUYING PATTERNS

The purchase of the large portfolios is usually by sealed bid. Some major buyers do have certain credit card issuers tied up with forward purchase agreements. However, now smaller portfolios are bought through negotiation with the seller, rather than a sealed bid. All portfolios accounts can be reviewed by the buyer prior to purchase. All portfolios are reviewed and scored for yield probability before bidding. All of the accounts that a buyer has agreed to purchase are scrubbed in order to eliminate accounts that are in bankruptcy or the creditor is deceased.

MAIN COMPETITORS

There are over 3,000 debt buyers of varying size and capital capabilities that buy credit card debt of small to medium portfolios. Because the Company intends to negotiate with several debt sellers, the Company may not know who it is competing against. On the other hand, the large debt buyers are not competitors of the Company, because the Company does not intend to buy large portfolios. However, some of the large buyers that segment the portfolios that they purchase for resale could be future providers of portfolios to the Company.

MARKET ANALYSIS

The concept of buying and selling bad debts is not new, but technology and better management methods have changed the practice, making it more attractive for the investor. This analysis will examine the fundamentals of this business and some of the key issues that determine success or failure.

The availability of non-performing credit card debt can be characterized as unending. So long as the American economy is credit based, there will always be delinquency to varying degrees. If delinquency rates of credit card issuers were to decline (implying less product for sale), market forces would move to increase their share by lowering standards thereby once again increasing delinquency rates. This cycle of tightening and loosening standards would inversely affect the price paid for product.
Businesses that generate consumer debt have always been faced with the problem of delinquent accounts or charge-offs and write-offs and for years assigned these accounts to collection agencies. These agencies collect a fee of approximately 33% to 35% of the amount they collect. For the owner of the "paper" though, this system has drawbacks. Although the costs are fixed, it may take months or years to recover a portion of the debt.

The result has been that companies increasingly prefer to sell their debts rather than assign it, and that has created opportunity for those skilled at collection methods. In a typical purchase of bad debts, a block of accounts are acquired at a very steep discount. The price might range from 1 cent to 10 cents on the dollar, for instance. The new owner then collects as much as he can, keeping all of the proceeds.

Since these accounts have usually been worked by someone else, it is vital that the purchaser have a professional approach to the classification and management of the accounts in order to maximize return. For instance, computers are now used extensively to analyze the collect ability of accounts. The seller provides to the buyer a database of accounts on tape, disk or email, which is then fed into the buyer's computer. This, in turn, reads the files, producing a statistical profile which management can evaluate, based on their experience and knowledge of the industry.

The end result is that a value is assigned to the portfolio, representing the likely ultimate collection possible. This enables the buyer to fix a price on the accounts that will yield the desired profit. If the seller agrees, ownership changes hands and the buyer begins to work the accounts.

The following table, published by "Inside ARM" on March 24, 2009, by Kaulkin and Ginsberg, shows the rate decline ranges in portfolio pricing from 2008 to 2009 and the 2009 price predictions. The price ranges are based on confirmed transactions as well as anecdotal discussions with debt buyers and credit issuers.

| | Price Range Jan. 2008 | Price Range Jan. 2009 | Price Decline | 2009 Price Predictions |
|---|---|---|---|---|
| Fresh | $.09 – $.12 | $.055 – $.075 | 33% – 40% | $.04 –$.06 |
| Primary (Firsts) | $.08 – $.08 | $.035 – $.05 | 20% – 40% | $.025 –$.04 |
| Secondary (Seconds) | $.03 – $.05 | $.02 – $.03 | 20% – 33% | $.015 –$.025 |
| Tertiary (Thirds) | $.0125– $.03 | $.01 – $.02 | 20% – 33% | $.0075–$.015 |
| Quads | $.005 – $.0125 | $.004 – $.01 | 20% – 33% | $.003–$.0075 |

In addition to the purely statistical exercise of establishing value, a buyer must also consider a number of subjective factors before acquiring a portfolio.

* Age of debt. Generally, the older the debt, the more difficult it may be to find the debtor.

* Source of debt. The underwriting standard of the original issuer has a bearing on the ability to collect effectively.

* Proof of debt. The original documentation may be lost, but some form of proof is preferable, but not always available.

* Location of debtor. Debtors who reside in areas where a high concentration of homeowners are found are more desirable than those living in areas with high turnover.

* History of work on the account. Accounts that have been extensively worked are less likely to be profitable to a buyer.

A number of legal considerations attend the purchase of bad debts. These include assurance of available documentation, representations that balances are correct, identification of the debtors and the ability to return accounts to the seller where debtors are found to be bankrupt, deceased or the account has been satisfied by the debtor. The time period in which such accounts can be returned is negotiable, usually 30 days after purchase.

The determination of which accounts to keep and which to sell, and at what stage of development to sell, now becomes critical to the profitability of the venture. Once a portfolio of accounts has been acquired, the accounts are classified: those which will require a disproportionate amount of collection effort are typically resold to collection agencies, attorneys and others at below cost. Those which will return the greatest net proceeds are retained.

The next task is to work the accounts. Generally, this means contacting the debtor by mail and by phone. Most of the accounts purchased will have been sold because normal mail and phone contact has failed. This would be due to the debtors having "skipped," because of incomplete data, or the fact that the account has somehow deteriorated to the point that legal action or resale of the account may be necessary.

Once the debtor has been contacted, the collection representative makes arrangement for repayment of the debt. In many cases the reasons why the account went into default have now been resolved. These include loss of job, divorce, illness with extensive medical bills and over extension of credit. The task of the collector is to use an approach that will be effective with the debtor, such as:

* recognition of settlements and debt refinancing that may aid the debtor by restoring credit.

* focusing on a relationship approach rather than strong arm tactics.

* capitalizing on the debtors improved circumstances that may allow the debtor to apply for a credit to resolve prior debts.

MANAGEMENT

Identification of Directors:

| Name | Age | Position Held with Company | Elected |
| --- | --- | --- | --- |
| Janine Weller | 49 | Director | May 28, 2010 |
| Denise Leonardo | 48 | Director | October 24, 2007 |
| Julie Ann Goodwin | 49 | Director | May 28, 2010 |
| Steven G. Salmond | 61 | Director | August 21, 2010 |

Directors are elected by the shareholders at each annual meeting.
Identification of Officers:

| Name | Age | Position Held with Company | Elected |
| --- | --- | --- | --- |
| Denise Leonardo | 48 | President, CEO | May 28, 2010* |
| Steven G. Salmond | 61 | Secretary and Treasurer, CFO | August 21, 2010 |

* Ms. Leonardo served as Treasurer, Chief Financial Officer and Director of the Company from her appointment on October 24, 2007 until May 28, 2010 when she was elected President. Her responsibilities included oversight over internal controls, financial reporting and compliance with state and federal laws.

Officers of the Company serve at the will of the Board of Directors.  Presently the Company has no employment contract with any of its officers.

Brief biographies of the officers and directors of the Company are set forth below.  Each director holds office until the next annual meeting or until his death, resignation, retirement, removal, disqualification or until a successor has been elected and qualified.  Vacancies in the existing board are filled by a majority of the remaining directors.

None of the officers or directors hold directorships in any other Company.

Of the officers and directors only Mr. Salmond has any experience in management of a public company.

Denise Leonardo, President – Ms. Leonardo served as Treasurer, Chief Financial Officer and Director of the Company from her appointment on October 24, 2007 until May 28, 2010 when she was elected President. Her responsibilities included oversight over internal controls, financial reporting and compliance with state and federal laws.

Ms. Leonardo received the designation of CSOX (Certificate in Sarbanes-Oxley) in December, 2006 from the SOX Institute of the Sarbanes-Oxley Group, Clifton, New Jersey.

Ms. Leonardo has been the president of DL Consultants, Inc., Palm Beach, FL from 2005 thru the present. She oversees all aspects of the business. The Company provides direction to clients regarding the requirements of the Sarbanes-Oxley Act of 2002 and aids clients in the way they communicate their financial information by cultivating, edgarizing and filing SEC Form filings and Private Placement Memorandum documents.

From 2003 thru 2005, Ms. Leonardo was employed with American Capital Holdings, Inc. and IS Direct Agency, Palm Beach, FL. She assisted in the creation of ten (10) public development stage companies and developed a human resource department and financial department procedures. She implemented Sarbanes-Oxley compliance and was responsible for compiling and formatting financial data into SEC Form structure, edgarize and filing SEC documents.

She also created the insurance department at IS Direct Agency as a licensed entity/producer and agent/producer in 39 and 48 states respectively. She was also responsible for maintaining investor communications and relations.

From 1991 thru 2004, Ms. Leonardo owned and operated Leonardo Yacht Maintenance, Palm Beach, FL. She developed a team to provide service for detailing and maintenance of vessels throughout Palm Beach County, FL.

Ms. Leonardo was director of sales and service at Venus Interiors, Flagler Beach, FL and sales rep at Sunflooring, Inc., Tampa, FL from 1981 thru 1991. She was responsible for sales and service to the retail and wholesale markets.

Ms. Leonardo in 2006 was Sarbanes-Oxley Certified and attained from the State of Florida, a Life, Health & Annuity Insurance License in 2005.

Ms. Leonardo attended Palm Beach Community College in 2005 for Financial Accounting. From 2000 thru 2001, she attained an AS Degree in Computer Programming and DB Design while being listed on the Dean's and president's List.

Julie Goodwin, Director – Since 1999 to present, Mrs. Goodwin studies stock market and economic trends using technical chart analysis methods while successfully trading in self-directed accounts.

She was employed in opening investment accounts with Charlestown Savings Bank, Boston 1980.  She married and relocated to Nova Scotia, Canada 1981.  Mrs. Goodwin co-owned and managed a lobster and boat building businesses from 1981 to 2000.  Through home-schooling, she educated her four children utilizing Montessori Methodology from 1985-2005.

Mrs. Goodwin graduated with honors from Malden High School, class of 1978, then, majored in French and Education at University of Massachusetts, Amherst 1978-1980. Mrs. Goodwin Attended Centre International d'Etudes Francais in Angers, France, Spring 1980.

Janine Weller, Director - Ms. Weller has been National Graphic Design Director for Sonoco CorrFlex, from 2007 to present, operating from the Glen Rock, NJ sales & design office. She is responsible for creative leadership and development of graphic designers and 3D rendering specialists, focused on creating innovative, best in class, award-winning solutions for customers in a variety of industries.

Through successful development and implementation of best practices, she has unified designers of different disciplines, training and geographic locations across the US to work as a team, leveraging design resources to meet customer expectations.

Ms. Weller joined Sonoco CorrFlex, the point-of-purchase merchandising display division of Sonoco, a global manufacturer of industrial and consumer products and provider of packaging services in 2003, as senior graphic designer.

Starting in 2000, Ms. Weller served as graphic designer at ADC. Purchased by Alliance/Rock-Tenn in 2001, she was retained as senior graphic designer through March 2003.  Prior to 2000, Ms. Weller has continuously held a variety of positions in the graphic design and advertising fields including in-house, agency, studio and consulting.

Ms. Weller is a 1983 graduate of Pratt Institute with a B.F.A. degree with honors in art direction.

Steven G. Salmond – Mr. Salmond has consulted small businesses on accounting and related systems including setup of accounting system, transfer of accounting records to new systems, and training of staff in the new systems.  He has also in the private sector of accounting performed accounts receivable, accounts payable, payroll, general journal adjustments and prepared financial statements for both publicly and privately held companies.  Mr. Salmond has been Chief Financial Officer ("*CFO*") or consultant in several public companies reporting under the 1934 Securities Act.  Mr. Salmond was the CFO in Lincoln Floorplanning Company, Inc. and consulted the CFO of United Park City Mines for its 1934 filings.  Lincoln was a small company with no continuous operations.  United Park was a New York Stock Exchange company with real estate development operation until it was taken private.  He has managed personnel in accounting departments as well as work under the management of accounting to perform the work to be completed.  Mr. Salmond has experience in oil and gas, timber harvesting, mining, real estate development, water purification equipment manufacture and service, computer software training, marketing, and health spas.  Mr. Salmond was an audit partner in a small accounting practice.  He audited oil and gas, mining, health spas, printing, fast food and startup companies.  Most of the audits were for publicly traded companies with some filing with the U.S. Securities and Exchange Commission.  He graduated with a B.S. Degree in Accounting in 1975 from Weber State University located in Ogden, Utah.

[Intentionally left blank]

## EXECUTIVE COMPENSATION

| Description Name and Principal Position (a) | Name (1) Janine Weller | Name (2) Denise Leonardo | Name (3) Julie Ann Goodwin | Name (4) Steven G. Salmond | Name (5) James H. Bashaw | Name (6) Richard R. Cook |
|---|---|---|---|---|---|---|
| Year (b) | 2009 | 2009 | 2009 | 2009 | 2009 | 2009 |
| Salary ($) (c) | $ 0 | $ 0 | $ 0 | $ 0 | $6,200 | $ 0 |
| Bonus ($) (d) | 0 | 0 | 0 | 0 | 0 | 0 |
| Stock Awards ($) (e) | 0 | 0 | 0 | 0 | 0 | 0 |
| Option Awards ($) (f) | 0 | 0 | 0 | 0 | 0 | 0 |
| Non-equity Incentive Plan Compensation ($) (g) | 0 | 0 | 0 | 0 | 0 | 0 |
| Change in pension value and Non-Qualified deferred compensation earnings($)(h) | 0 | 0 | 0 | 0 | 0 | 0 |
| All other compensation ($) (i) | 0 | 0 | 0 | 0 | 0 | 0 |
| Total ($) (j) | $ 0 | $ 0 | $ 0 | $ 0 | $6,200 | $ 0 |
| | | | | | | |
| Year (b) | 6/30/2010 | 6/30/2010 | 6/30/2010 | 6/30/2010 | 6/30/2010 | 6/30/2010 |
| Salary ($) (c) | $ 0 | $ 0 | $ 0 | $ 0 | $2,400 | $ 0 |
| Bonus ($) (d) | 0 | 0 | 0 | 0 | 0 | 0 |
| Stock Awards ($) (e) | 0 | 0 | 0 | 0 | 0 | 0 |
| Option Awards ($) (f) | 0 | 0 | 0 | 0 | 0 | 0 |
| Non-equity Incentive Plan Compensation ($)(g) | 0 | 0 | 0 | 0 | 0 | 0 |
| Change in pension value and Non-Qualified deferred compensation earnings($)(h) | 0 | 0 | 0 | 0 | 0 | 0 |
| All other compensation($)(i) | 0 | 0 | 0 | 0 | 0 | 0 |
| Total ($) (j) | $ 0 | $ 0 | $ 0 | $ 0 | $2,400 | $ 0 |

(1)  Director from May 28, 2010
(2)  President and Director (CEO) from May 28, 2010 and past Secretary/Treasurer (CFO) from 2005 to May 28, 2010
(3)  Director from May 28, 2010
(4)  Secretary/Treasurer (CFO) and Director from August 21, 2010
(5)  Past President and Director (CEO), died on May 15, 2010.  President and Director from 2005 to May 15, 2010 (Death Date)
(6)  Past Secretary/Treasurer (CFO) from May 28, 2010 to August 21, 2010; Director from 2005 to August 21, 2010

There was no compensation paid to Officers or Directors in 2008
(c) The named officer received payments in cash only

Future salaries of the officers and directors will be set by the Board of Directors depending upon the financial condition of the company, and may include bonuses, health insurance and other compensation as the Board of Directors may award. Out-of-pocket expenses are defined as the monies expended on behalf of the company while engaged in Company Business such as travel expenses and items purchased for use by the Company.

PRINCIPAL SHAREHOLDERS:

| Title of Class | Name and Address of Beneficial Owner | Amount and Nature of Beneficial Owner | Percent |
|---|---|---|---|
| Common stock | Steven G. Salmond (1) 454 Treemont Drive Orange City, FL 32763 | 2,958,625 | 52.29% |
| Common stock | Denise Leonardo 9266 Keating Drive Palm Beach Gardens, FL 33410 | 300,000 | 5.30% |
| Common stock | Julie Ann Goodwin 232 Trickey Pond Rd. Naples, ME 04055 | 253,100 | 4.47% |
| Common stock | Janine Weller 415 Macopin Road West Milford, NJ 07480 | 350,000 | 6.19% |
| Common stock | Officers and Directors as a group | 3,861,725 | 68.25% |

(1)  See "Certain Relationships and Related Party Transactions"

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

No officer or director is related to or has any relationship with any other officer or director.

Credex has entered into a management contract with Cypress. This contract provides that Cypress will provide operational support to Credex and to take Credex Public through Form 10 and S-1 filings with the Securities and Exchange Commission. Cypress will return the shares it owns to Treasury Stock upon completion of its contract obligations and receiving payment in full for its services.  Cypress is a Nevada, LLC formed on July

7, 2010 with three members. As part of the agreement Steven G. Salmond, a member of Cypress Bend, was installed as Secretary, treasurer, CFO and Director of Credex. Cypress has a business plan to provide services similar to those provided to Credex. Credex is Cypress's first client.

The contract with Cypress Bend Executive Services, LLC was negotiated between Credex's CEO, Denise Leonardo and Timothy L. Kuker of Cypress.  The Contract was approved by Credex's Board. None of the voting members have any relationship with Cypress. Mr. Cook abstained from voting on the matter of the agreement. Credex believes the negotiation was arms length and the terms of the agreement are at least as favorable to Credex as could have been obtained with an unrelated party.
The Company has entered into subscription agreements to sell its stock as shown in Item 10 and exhibit 10.1.

LEGAL PROCEEDINGS

Credex is not involved in any litigation or any material legal proceeding. No Officer or Director is involved in any litigation or any material legal proceeding.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Credex is bearing the costs of issuance and distribution of the shares being sold in this prospectus.  Credex estimates the costs for the transfer agent to range between $2,000 and $3,000.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

There is no statute, charter provision, by-law, contract or other arrangement under which any controlling person, director or officer of the registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such, other than Florida Statute 607.0850.  This statue allows the Company to Indemnify Officers and Directors in the case of good faith errors.

SECURITIES AND EXCHANGE COMMISSION INDEMNIFICATION DISCLOSURE

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification

is against public policy as expressed in the Act and is therefore unenforceable.

RECENT SALES OF UNREGISTERED SECURITIES

The authorized equity of Credex Corporation consists of 100 million Shares, $.001 par value per share, of which 5,899,250 shares are issued and outstanding to officers, directors and private individuals for cash and services rendered from inception (September 2, 2005) through November 19, 2010.

The sale of all of this unregistered stock was not pursuant to any public offering.  The stock was not advertised in any media. No solicitation in any form was made to the general public.

Credex Corporation
Sale of Investment

| Title of Stock | Date | Shares Issued | Share Price | Amount Paid | Subscribed | Services |
|---|---|---|---|---|---|---|
| Common | 09/09/2005 | 10,000 | $0.100 | $1,000 | | |
| Common | 10/24/2007 | 2,240,000 | $0.010 | $16,131 | | |
| Common | 10/24/2007 | 250,000 | $0.010 | $1,800 | | |
| Common | 04/04/2008 | 50,000* | $0.020 | $1,000 | | |
| Common | 07/07/2008 | 25,000* | $0.020 | $500 | | |
| Common | 07/28/2008 | 25,000* | $0.020 | $500 | | |
| Common | 08/16/2008 | 15,000* | $0.020 | $300 | | |
| Common | 09/06/2008 | 50,000* | $0.020 | $1,000 | | |
| Common | 09/21/2008 | 10,000* | $0.020 | $200 | | |
| Common | 10/01/2008 | 10,000* | $0.020 | $200 | | |
| Common | 10/17/2008 | 15,000* | $0.020 | $300 | | |
| Common | 12/31/2008 | 150,000* | $0.020 | $3,000 | | |
| Common | 06/22/2009 | 10,000 | $0.020 | $200 | | |
| Common | 06/22/2009 | 10,000 | $0.020 | $200 | | |
| Common | 06/29/2009 | 50,000 | $0.020 | $1,000 | | |
| Common | 06/29/2009 | 50,000 | $0.020 | $1,000 | | |
| Common | 06/29/2009 | 100,000 | $0.020 | $2,000 | | |
| Common | 06/29/2009 | 50,000 | $0.020 | $1,000 | | |
| Common | 06/29/2009 | 50,000 | $0.020 | $1,000 | | |
| Common | 06/29/2009 | 100,000 | $0.020 | $2,000 | | |
| Common | 07/22/2009 | 10,000 | $0.020 | $200 | | |
| Common | 08/04/2009 | 100,000 | $0.020 | $2,000 | | |
| Common | 09/19/2009 | 10,000 | $0.020 | $200 | | |
| Common | 10/07/2009 | 10,000 | $0.020 | $200 | | |
| Common | 10/07/2009 | 50,000 | $0.020 | $1,000 | | |
| Common | 10/07/2009 | 50,000 | $0.020 | $1,000 | | |
| Common | 11/19/2009 | 45,500 | $0.020 | $910 | | |
| Common | 12/15/2009 | 20,000 | $0.020 | $400 | | |
| Common | 02/22/2010 | 30,000 | $0.020 | $600 | | |
| Common | 03/16/2010 | 12,500 | $0.020 | $250 | | |
| Common | 04/14/2010 | 100,000 | $0.020 | $2,000 | | |
| Common | 04/30/2010 | 125,000 | $0.020 | $2,500 | | |
| Common | 07/12/2010 | 1,500,000 | $0.113 | $0 | $0 | $200,000** |
| Common | 08/30/2010 | 12,500 | $0.040 | $500 | | |
| Common | 08/30/2010 | 25,000 | $0.040 | $1,000 | | |
| Common | 08/23/2010 | 125,000 | $0.040 | $5,000 | | |
| Common | 09/03/2010 | 25,000 | $0.040 | $1,000 | | |

45

| | | | | |
|---|---|---|---|---|
| Common | 09/03/2010 | 62,500 | $0.040 | $2,500 |
| Common | 09/03/2010 | 25,000 | $0.040 | $1,000 |
| Common | 09/03/2010 | 25,000 | $0.040 | $1,000 |
| Common | 09/03/2010 | 25,000 | $0.040 | $1,000 |
| Common | 10/05/2010 | 56,250 | $0.040 | $2,250 |
| Common | 10/05/2010 | 10,000 | $0.040 | $400 |
| Common | 11/04/2010 | 150,000 | $0.040 | $6,000 |
| Common | 11/06/2010 | 25,000 | $0.040 | $1,000 |
| | | 5,889,250 | $68,241 | $0 $200,000* |

* Shares sold under Reg D. The remaining shares were sold under the Private Placement Memorandum .

**Stock issued as part of a service agreement for future services with Cypress Bend Executive Services, LLC.  Refer to "Disclosure of Contracted Obligations."

Such shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities.


[Intentionally Left Blank]

INDEX TO FINANCIAL STATEMENTS                                    PAGE

47

# REPORT OF INDEPENDENT REGISTERED CERTIFIED
# PUBLIC ACCOUNTING FIRM

To the Board of Directors
Credex Corporation
Orange City, Florida

We have audited the accompanying balance sheets of Credex Corporation (a development stage company) as of December 31, 2009 and 2008, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended and for the period from inception, September 2, 2005, to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credex Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended and for the period from inception, September 2, 2005, to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note D to the financial statements, the Company is in the development stage and has suffered recurring losses from operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moss, Krusick & Associates, LLC

October 6, 2010

Winter Park, Florida

# Credex Corporation

(*A Development Stage Company*)
BALANCE SHEETS
September 30, 2010, [*Unaudited*] and December 31, 2009

## ASSETS

|  | September 30, 2010 | December 31, 2009 | December 31, 2008 |
|---|---|---|---|
|  | (*Unaudited*) |  |  |
| CURRENT ASSETS: |  |  |  |
| Cash | $ 8,287 | $ 2,185 | $ 3,390 |
| Total Assets | $ 8,287 | $ 2,185 | $ 3,390 |

## LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

|  | September 30, 2010 | December 31, 2009 | December 31, 2008 |
|---|---|---|---|
| CURRENT LIABILITIES: |  |  |  |
| Accounts payable | $ 2,500 | $ 2,500 | $ 3,000 |
| Total Current Liabilities | 2,500 | 2,500 | 3,000 |
| STOCKHOLDERS' EQUITY (DEFICIT): |  |  |  |
| Common stock, $0.001 par value; 100,000,000 authorized shares, 5,658,000, 3,565,500 and 2,850,000 shares issued and outstanding at June 30, 2010 and December 31, 2009 and 2008, respectively | 5,658 | 3,565 | 2,850 |
| Additional paid in capital | 252,933 | 36,676 | 23,081 |
| Less unearned capital (*see Note E*) | (160,000) | 0 | 0 |
| Accumulated deficit during the development stage | (92,804) | (40,556) | (25,541) |
| Total Stockholders' Equity (Deficit) | 5,787 | (315) | 390 |
| Total Liabilities and Stockholders' Equity (Deficit) | $ 8,287 | $ 2,185 | $ 3,390 |

The accompanying notes are an integral part of these financial statements.

# Credex Corporation

(*A Development Stage Company*)

STATEMENTS OF OPERATIONS

For Periods from Inception [September 2, 2005] to September 30, 2010

|  | Nine Months Ended September 30, | | Years Ended December 31 | | Cumulative from Inception to September 30, |
|---|---|---|---|---|---|
|  | 2010 | 2009 | 2009 | 2008 | 2010 |
|  | (*Unaudited*) | (*Unaudited*) |  |  | (*Unaudited*) |
| REVENUE: |  |  |  |  |  |
| Finance income | $ 0 | $ 0 | $ 0 | $ 0 | $ 15,417 |
| Consulting income | 0 | 0 | 0 | 0 | 8,000 |
| Total Revenue | 0 | 0 | 0 | 0 | 23,417 |
| EXPENSES: |  |  |  |  |  |
| Travel | 0 | 1,651 | 2,050 | 675 | 6,882 |
| Office expenses | 1,993 | 1,547 | 1,765 | 658 | 8,035 |
| Telephone | 257 | 0 | 0 | 0 | 2,579 |
| Professional fees (*see Note E*) | 48,668 | 9,200 | 11,200 | 5,274 | 73,965 |
| Advertising | 0 | 0 | 0 | 0 | 350 |
| Portfolio purchase | 0 | 0 | 0 | 0 | 21,000 |
| Seminar | 0 | 0 | 0 | 0 | 1,585 |
| Rent | 1,330 | 0 | 0 | 396 | 1,858 |
| Total Expenses | 52,248 | 12,398 | 15,015 | 7,003 | 116,254 |
| Operating Loss | (52,248) | (12,398) | (15,015) | (7,003) | (92,837) |
| OTHER INCOME: |  |  |  |  |  |
| Interest income | -0- | -0- | -0- | 2 | 33 |
| Net loss before income taxes | (52,248) | (12,398) | (15,015) | (7,001) | (92,804) |
| INCOME TAXES | -0- | -0- | -0- | -0- | -0- |
| Net Loss | $ (52,248) | $(12,398) | $(15,015) | $(7,001) | $(92,804) |
| Basic net loss per share | $ (0.012) | $(0.004) | $ (0.005) | $(0.003) |  |
| Weighted average number of shares outstanding (*000's*) | 4,211 | 3,018 | 3,143 | 2,589 |  |

The accompanying notes are an integral part of these financial statements.

# Credex Corporation
### (*A Development Stage Company*)
### STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
### For Periods from Inception [September 2, 2005] to September 30, 2010

| | Common Stock | | Additional Paid-in Capital | Unearned Capital | Development Stage Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| September 2, 2005, Date of Incorporation | 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 |
| Shares purchased for cash at $0.001 per share | 10,000 | 10 | 990 | 0 | 0 | 1,000 |
| Net loss for year ended December 31, 2005 | 0 | 0 | 0 | 0 | (8,397) | (8,397) |
| Balances - December 31, 2005 | 10,000 | 10 | 990 | 0 | (8,397) | (7,397) |
| Net loss for year ended December 31, 2006 | 0 | 0 | 0 | 0 | (8,056) | (8,056) |
| Balances - December 31, 2006 | 10,000 | 10 | 990 | 0 | (16,453) | (15,453) |
| Stockholder loan used to purchase shares at $0.0072 per share | 2,490,000 | 2,490 | 15,441 | 0 | 0 | 17,931 |
| Net loss for year ended December 31, 2007 | 0 | 0 | 0 | 0 | (2,087) | (2,087) |
| Balances - December 31, 2007 | 2,500,000 | 2,500 | 16,431 | 0 | (18,540) | 391 |
| Shares issued for cash at $0.02 per share | 350,000 | 350 | 6,650 | 0 | 0 | 7,000 |
| Net loss for year ended December 31, 2008 | 0 | 0 | 0 | 0 | (7,001) | (7,001) |
| Balances - December 31, 2008 | 2,850,000 | 2,850 | 23,081 | 0 | (25,541) | 390 |
| Shares issued for cash at $0.02 per share | 715,500 | 715 | 13,595 | 0 | 0 | 14,310 |
| Net loss for year ended December 31, 2009 | 0 | 0 | 0 | 0 | (15,015) | (15,015) |
| Balances - December 31, 2009 | 3,565,500 | 3,565 | 36,676 | 0 | (40,556) | (315) |
| Shares issued for cash at $0.02 per share (*unaudited*) | 267,500 | 268 | 5,082 | 0 | 0 | 5,350 |
| Shares issued for cash at $0.04 per share (*unaudited*) | 325,000 | 325 | 12,675 | 0 | 0 | 13,000 |
| Shares issued for future services at $0.113 per share (*unaudited*) | 1,500,000 | 1,500 | 198,500 | (200,000) | 0 | 0 |
| Unearned capital amortized (unaudited) | 0 | 0 | 0 | 40,000 | 0 | 40,000 |
| Net loss for period ended September 30, 2010 (*unaudited*) | 0 | 0 | 0 | 0 | (52,248) | (52,248) |
| Balances - September 30, 2010 (*unaudited*) | 5,658,000 | $5,658 | $252,933 | $(160,000) | $(92,804) | $ 5,787 |

The accompanying notes are an integral part of these financial statements.

51

**Credex Corporation**

(*A Development Stage Company*)

STATEMENTS OF CASH FLOWS

For Periods from Inception [September 2, 2005] to September 30, 2010

| | Nine Months Ended September 30, | | Years Ended December 31 | | Cumulative from Inception to September 30, |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2009 | 2008 | 2010 |
| | (*Unaudited*) | (*Unaudited*) | | | (*Unaudited*) |
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | | |
| Net loss | $(52,248) | $(12,398) | $(15,015) | $(7,001) | $(92,804) |
| Add non-cash expenses to Net Loss: | | | | | |
| Professional fees from consulting agreement (*see Note E*) | 40,000 | -0- | -0- | -0- | 40,000 |
| Adjustments to reconcile net loss to net cash used by operations: | | | | | |
| Decrease in security deposits | -0- | -0- | -0- | 198 | -0- |
| Increase (decrease) in accounts payable | -0- | 500 | (500) | 3,000 | 2,500 |
| Net Cash Used by Operating Activities | (12,248) | (12,898) | (15,515) | (3,803) | (50,304) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | | |
| Proceeds from stockholder loan | -0- | -0- | -0- | -0- | 46,828 |
| Repayment of stockholder loan | -0- | -0- | -0- | (1,000) | (28,897) |
| Sale of common stock | 18,350 | 10,800 | 14,310 | 7,000 | 40,660 |
| Net Cash Provided by Financing Activities | 18,350 | 10,800 | 14,310 | 6,000 | 58,591 |
| Net Increase (Decrease) in Cash | 6,102 | (2,098) | (1,205) | 2,197 | 8,287 |
| Cash and Equivalents, Beginning of Period | 2,185 | 3,390 | 3,390 | 1,193 | -0- |
| Cash and Equivalents, End of Period | $ 8,287 | $ 1,292 | $ 2,185 | $ 3,390 | $ 8,287 |
| SUPPLEMENTAL CASH FLOW INFORMATION: | | | | | |
| Cash paid for interest | $ -0- | $ -0- | $ -0- | $ -0- | $ -0- |
| Cash paid for income taxes | $ -0- | $ -0- | $ -0- | $ -0- | $ -0- |
| SIGNIFICANT NON-CASH ACTIVITIES: | | | | | |
| Stockholder loan contributed to capital for common Stock | $ -0- | $ -0- | $ -0- | $ -0- | $17,931 |
| Common stock issued as collateral for future services / additional capital not earned | $200,000 | $ -0- | $ -0- | $ -0- | $200,000 |

The accompanying notes are an integral part of these financial statements.

Credex Corporation
(*A Development Stage Company*)
NOTES TO FINANCIAL STATEMENTS
September 30, 2010 (*Unaudited*) and December 31, 2009 and 2008

**NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

1  Organization and Purpose

Credex Corporation, (the "Company") was incorporated in the State of Florida on September 2, 2005. The Company is presently engaged in market research regarding the cost and availability of non-performing credit card portfolios including current market prices for the sales of portfolios deemed non-collectable at the time of sale. The Company is exploring avenues for raising capital in order to put its business plan into effect.  The Company has a December 31 year-end.  The Company's principal office is in Orange City, Florida.

2  Development Stage

The Company is currently a development stage entity as defined under accounting standards, as it continues development activities related to non-performing credit card portfolios. As required for development stage enterprises, the statements of operations, cash flows and changes in stockholder's equity (deficit) are presented on a cumulative basis from inception.

3  Revenue Recognition

The Company recognizes revenue from purchased non-performing receivables in accordance with accounting standards on the accounting for certain loans or debt securities acquired in a transfer. The Company will use the cost recovery method and recognize income only after it has recovered its carrying value of purchased non-performing receivables. There can be no assurance as to when or if the carrying value will be recovered. Recognition of income using the interest method would be dependent on the Company having the ability to develop reasonable expectations of both the timing and amount of cash flows to be collected. Due to uncertainties related to the expected timing of the collections of older non-performing receivables purchased as a result of the economic environment and the lack of validation of certain account components, the Company determined that it will not have the ability to develop reasonable expectations of timing of cash flows to be collected.

## 4  Cash and Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

## 5  Financial Instruments

Financial instruments consist of bank deposits. The carrying amount of financial instruments approximates fair value due to short-term maturities and market interest rates.

## 6  Advertising

The Company expenses advertising and promotions costs as they are incurred.

## 7  Concentrations of Credit Risk

The Company maintains its cash in a bank deposit account in a bank which participates in the Federal Deposit Insurance Corporation (FDIC) Transaction Account Guarantee Program, which provides separate FDIC coverage on the full balance of personal and non-personal checking accounts, so long as they are not interest-bearing. Under that program, through September 30, 2010, all non-interest bearing accounts were fully guaranteed by the FDIC for the full balance in the account. Coverage is in addition to and separate from the $250,000 coverage available under FDIC's general deposit insurance rules. After December 31, 2013, balances up to $100,000 will be insured. As of September 30, 2010 (unaudited) and December 31, 2009 and 2008, the Company had no balances in excess of federally insured limits.

## 8  Earnings per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year. Diluted EPS is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year plus potential dilutive instruments such as stock options and warrants. The Company has no dilutive instruments outstanding.

9  Income Taxes

The Company follows Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statements of Operations in the period that includes the enactment date.

The Company adopted section 740-10-25 of the Codification ("Section 740-10-25") which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.  Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement.  Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.  The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

10 Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and

liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

11 <u>Recent Accounting Pronouncements Impacting Company</u>

Effective October 15, 2009, the Company adopted the Financial Accounting Standards Board ("FASB") new Accounting Standard Codification ("ASC" or "Codification") as the single source of authoritative accounting guidance under the Generally Accepted Accounting Principles Topic. The ASC does not create new accounting and reporting guidance, rather it reorganizes U.S. GAAP pronouncements into approximately 90 topics within a consistent structure. All guidance in the ASC carries an equal level of authority. Relevant portions of authoritative content, issued by the U.S. Securities and Exchange Commission ("SEC") for SEC reporting entities, have been included in the ASC. After the effective date of the Codification, all non-grandfathered, non-SEC accounting literature not included in the ASC was superseded and deemed non-authoritative. Adoption of the Codification also changed how the U.S. GAAP is referenced in financial statements.

In June 2009, the FASB issued SFAS 166, "Accounting for Transfers of Financial Assets" an amendment of SFAS 140 (FASB ASC Topic 860-10). SFAS 166 is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets: the effects of a transfer on its financial position, financial performance, and cash flows: and a transferor's continuing involvement, if any, in transferred financial assets. This statement must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009. The adoption of SFAS 166 did not have an impact on the Company's financial statements.

Effective June 15, 2009, the Company adopted new guidance to the Subsequent Events – ASC Topic 855. The Subsequent Events Topic establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.

In particular, the Subsequent Events Topic sets forth the period after the balance sheet date during which management of

an SEC reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date of its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. Entities are required to disclose the date through which subsequent events were evaluated as well as the date the financial statements were issued or available to be issued. Adoption of this guidance did not have any impact on the financial statements presented.

**NOTE B – STOCKHOLDERS' EQUITY DEFICIT**

At inception on September 2, 2005, the Company was authorized to have outstanding 10,000 shares of common stock at $0.10 par value per share. On October 24, 2007, the Company amended its Articles of Incorporation to increase the maximum number of authorized common shares to 100,000,000 and changed the par value to $0.001 per share, which has been retro-actively restated to $0.001 in the accompanying financial statements.

The Company currently has forty stockholders of record as of September 30, 2010. As of September 30, 2010, the outstanding shares were 5,658,000. Share transactions subsequent to December 31, 2009, resulted in an increase in shares outstanding of 2,092,500 shares as follows:

| | |
|---|---:|
| Shares issued for cash at $0.02 per share | 267,500 |
| Shares issued for cash at $0.04 per share | 325,000 |
| Shares issued to Cypress Bend Executive Services, LLC ("Cypress") | 1,500,000 |
| | --------- |
| | 2,092,500 |
| | ========= |

Additionally, ownership of 694,445 shares was transferred from a past officer/director to Cypress. This former officer/director is a member of Cypress. Another past officer/director who is deceased passed to his heirs 1,705,555 shares of which his heirs transferred 764,180 shares to Cypress. A total of 2,958,625 shares have been transferred to Cypress under a consulting management agreement with the Company. Upon completion of its services, Cypress is to be paid $200,000 by the Company at which time Cypress will return these shares. (*Refer to Note E – Related Party*)

## NOTE C – INCOME TAXES

Deferred income taxes result from temporary differences between the basis of assets and liabilities recognized for differences between the financial statements and tax basis thereon, and for the expected future tax benefits to be derived from net operating losses and tax credit carry-forwards. The Company has net operating losses and has recorded a valuation allowance equal to the tax benefit of the accumulated net operating losses, since it is uncertain that future taxable income will be realized during the applicable carry-forward periods. These benefits expire between 2025 and 2030.

The Company's deferred tax assets as of September 30, 2010 and December 31, 2010 and 2009 were as follows:

|  | September 30, 2010 | December 31, 2009 | December 31, 2008 |
|---|---|---|---|
|  | (Unaudited) | | |
| Deferred tax asset | $ 19,900 | $ 15,300 | $ 9,600 |
| Valuation allowance | (19,900) | (15,300) | (9,600) |
| Net Deferred Tax Asset | $ 0 | $ 0 | $ 0 |

## NOTE D – GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. The Company is in the development stage and has sustained losses of $52,804 (unaudited) since inception which raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon expanding operations and obtaining additional capital and financing. Management's plan in this regard is to implement the Company's business plan and to secure additional funds through equity or debt financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

## NOTE E – RELATED PARTY

A past shareholder of the Company had received fees for service in the nine months ended September 30, 2010, and the years ended

December 31, 2009 and 2008 in the amount of $2,400, $4,200, and $0, respectively.

On July 9, 2010, the Company entered into a agreement for services with Cypress, a related party, whereby Cypress acts as consultant to:

1.  Raise the necessary money for the Company to operate in the short term,
2.  Prepare and file documents with the SEC to take the Company public,
3.  Secure a transfer agent and market maker broker-dealer for the Company's stock,
4.  Secure the necessary audits for the required filing documents, and
5.  Provide day-to-day operational management of the Company.

In exchange for these services, which the Company anticipates will last for a ten month period, the Company agreed to pay Cypress cash fees of $200,000 as well as provide Cypress with 2,958,625 shares of its stock, which effectively transfers control of the Company to Cypress during this period.  Because the consulting services began August 1, 2010, amortization into Professional Fees was $40,000 in 2010 and $0 in 2009 and 2008 resulting in net unearned capital of $160,000 as of September 30, 2010 [unaudited].  Upon receipt of the cash payment of $200,000, Cypress is to return the shares to the Company's treasury.  [Refer to Note B – Stockholders' Equity (Deficit)]

**NOTE F – FILING WITH THE US SECURITIES AND EXCHANGE COMMISSION**

The Company has completed filing with the U.S. Securities and Exchange Commission one form to become public and is in the process of preparing a filing to be able to sell shares to the public.  The Company filed a Form 10 under the Securities and Exchange Act of 1934 to start reporting its operations.  In conjunction with the Form 10, the Company will file an S-1 under the Securities Act of 1933 to allow its shareholders to sell their shares to the public. The plan is for the Company to register 2,940,625 shares of existing shares outstanding with the shares to be sold to the public at $0.25 per share.  The costs for this offering are estimated to be less than $10,000.

**CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES**

There are none.

**EXPERTS**

The financial statements of Credex Corporation for the period from inception, September 2, 2005, through December 31, 2009, included elsewhere in this Prospectus have been audited by Moss, Krusick & Associates, LLC, independent registered public accounting firm, as stated in its report appearing herein, and are included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.  With respect to the unaudited financial statements of Credex Corporation as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009 and period from inception through September 30, 2010, included elsewhere in this Prospectus, such statements have not been audited by Moss, Krusick & Associates, LLC and that firm does not express an opinion on them.

Richard R. Cook, Esq., has issued an opinion letter on this prospectus upon which Credex has relied. We have included Mr. Cook's opinion letter in the prospectus and elsewhere in the registration statement in reliance on this opinion letter, given on his authority as an expert in legal matters.  Mr. Cook has known James H. Bashaw (Credex's former President) for more than 20 years. Mr. Cook agreed to participate in this venture by providing his services in preparing and filing the necessary documents with the SEC to make Credex a public company. Mr. Cook's also agreed to serve on the Board of Directors and as Corporate Secretary.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Credex Corporation

By: _____          Date: January 25, 2011
     Denise Leonardo,
     Chief Executive Officer

**UNDERTAKINGS**

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Sec. 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

If the registrant is relying on Rule 430B (Sec. 230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (Sec. 230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule

424(b)(2),(b)(5), or (b)(7) (Sec. 230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (Sec. 230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (Sec. 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on

behalf of the undersigned registrant; and

    (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

**CREDEX CORPORATION**

Date: January 25, 2010

By:

_____
Denise Leonardo, President and Chief Executive Officer

**SIGNATURES**

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Daytona Beach, State of Florida, on the day of January 25, 2011.

CREDEX CORPORATION

By: _____
    Denise Leonardo, President and
    Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

| Name | Position | Date |
|---|---|---|
| Denise Leonardo | Chairman of the Board and Chief Executive Officer | 1/25/2011 |
| Steven G. Salmond | Chief Financial Officer | 1/25/2011 |
| Janine Weller | Director | 1/25/2011 |
| Julie Ann Goodwin | Director | 1/25/2011 |

Exhibit -3.(i)

RESTATED
ARTICLES OF INCORPORATION
OF
CREDEX CORPORATION

The undersigned subscriber to these Restated Articles of Incorporation, a natural person competent to contract, hereby forms a corporation under the laws of the State of Florida.

## ARTICLE I.  NAME

The name of the corporation shall be CREDEX CORPORATION.

## ARTICLE II.  NATURE OF BUSINESS

This corporation may engage or transact in any or all lawful activities or business permitted under the laws of the United States, the State of Florida or any other state, country, territory, or nation.

## ARTICLE III.  CAPITAL STOCK and CORPORATE ADDRESS

The maximum number of shares of stock that this corporation is authorized to have outstanding at any one time is 100,000,000 shares of common stock having a par value of $.001 per share.

The street address of the registered office of the corporation shall be 454 Treemont Drive, Orange City, FL 32763.  The name of the initial registered agent of the corporation at that address is RICHARD R. COOK. The mailing address of the Corporation shall be 454 Treemont Drive, Orange City, FL  32763.

ARTICLE IV.  TERM OF EXISTENCE

This corporation is to exist perpetually.

ARTICLE V.  DIRECTORS

This corporation shall have four directors initially,

whose names and addresses are:

Denise Leonardo, 9266 Keating Drive, Palm Beach Gardens, FL  32014
Julie Ann Goodwin, 232 Trickey Pond Road, Naples, ME 04055
Steven G. Salmond, 3290 Van Buren Ave., Spt, 30, Ogden, UT 84403
Janine Weller, 415 Macopin Road, West Milford, NJ 07480

ARTICLE VI.  OFFICERS

The officers of the corporation shall be elected by the Directors.  Until new officers

are elected the following  will serve as officers of the corporation:

Denise Leonardo                      President
Steven G. Salmond                    Secretary & Treasurer


ARTICLE VII.  INCORPORATOR

The name and street address of the Incorporator to these Articles of Incorporation is:

James H. Bashaw, 505 E. New York, Suite 8, DeLand, FL  32724

IN WITNESS WHEREOF, the undersigned has hereunto set his hand and seal on this __28th_ day of September, 2010.

                                     /s/ Steven G. Salmond
(SEAL)
                                     Steven G. Salmond

State of Florida  )
County of Volusia )

The foregoing instrument was acknowledged before me this 28th
day of September, 2010, by Steven G. Salmond, who is
personally known to me and who did take an oath.

Notary                           /s/ Melissa A. Bruno
Title                            Notary Signature
DD619181                         Melissa A. Bruno
Serial Number                    Notary Name Printed
                                 Commission expires:
12/22/10

ACCEPTANCE BY REGISTERED AGENT
CREDEX CORPORAITON


        Having been named Resident Agent and to accept Service
of Process for the above named corporation at the place
designated in these Articles of Incorporation, I hereby
accept the appointment as Registered Agent and agree to act
in this capacity, I further agree to comply with the
provisions of all statutes relating to the proper and
complete performance of my duties, and I am familiar with
and accept the obligations of my position as Registered
Agent.


                           Resident Agent


                           /s/ Richard R. Cook
                           RICHARD R. COOK

Exhibit-3.(ii)

**CORPORATE BYLAWS**

**CREDEX CORPORATION**

## ARTICLE I. MEETING OF SHAREHOLDERS

**Section 1. Annual Meeting.** The annual shareholder meeting of CREDEX Corporation will be held on the $30^{th}$ day of October, of each year or at such other time and place as designated by the Board of Directors of CREDEX Corporation provided that if said day falls on a Sunday or legal holiday, then the meeting will be held on the first business day thereafter. Business transacted at said meeting will include the election of directors of CREDEX Corporation.

**Section 2. Special Meetings.** Special meetings of the shareholders will be held when directed by the President, Board of Directors, or the holders of not less than 10 percent of all the shares entitled to be cast on any issue proposed to be considered at the proposed special meeting; provided that said persons sign, date and deliver to CREDEX Corporation one or more written demands for the meeting describing the purposes(s) for which it is to be held. A meeting requested by shareholders of CREDEX Corporation will be called for a date not less than 10 nor more than 60 days after the request is made, unless the shareholders requesting the meeting designate a later date. The call for the meeting will be issued by the Secretary, unless the President, Board of Directors or shareholders requesting the meeting designate another person to do so.

**Section 3. Place.** Meetings of shareholders will be held at the principal place of business of CREDEX Corporation or at such other place as is designated by the Board of Directors.

**Section 4. Record Date and List of Shareholders.** The Board of Directors of CREDEX Corporation shall fix the record date; however, in no event may a record date fixed by the Board of Directors be a date prior to the date on which the resolution fixing the record date is adopted.

After fixing a record date for a meeting, the Secretary shall prepare an alphabetical list of the names of all CREDEX Corporation's shareholders who are entitled to notice of a shareholders' meeting, arranged by voting group with the address of and the number and class and series, if any, of shares held by each. Said list shall be available for inspection in accordance with Florida Law.

**Section 5. Notice.** Written notice stating the place, day and hour of the meeting, and the purpose(s) for which said special meeting is called, will be delivered not less than 10 nor more than 60 days before the meeting, either personally or by first class mail, by or at the direction of the President, the Secretary or the officer or persons calling the meeting to each shareholder of record entitled to vote at such meeting. If mailed, such notice will be deemed to be effective when deposited in the United States mail and addressed to the shareholder at the shareholder's address as it appears on the stock transfer books of CREDEX Corporation, with postage thereon prepaid.

CREDEX Corporation shall notify each shareholder, entitled to a vote at the meeting, of the date, time and place of each annual and special shareholder's meeting no fewer than 10 or more than 60 days before the meeting date. Notice of a special meeting shall describe the purpose(s) for which the meeting is called. A shareholder may waive any notice required hereunder either before or after the date and time stated in the notice; however, the waiver must be in writing, signed by the shareholder entitled to the notice and be delivered to CREDEX Corporation for inclusion in the minutes or filing in the corporate records.

**Section 6. Notice of Adjourned Meeting.** When a meeting is adjourned to another time or place, it will not be necessary to give any notice of the adjourned meeting provided that the time and place to which the meeting is adjourned are

announced at the meeting at which the adjournment is taken. At such an adjourned meeting, any business may be transacted that might have been transacted on the original date of the meeting. If, however, a new record date for the adjourned meeting is made or is required, then, a notice of the adjourned meeting will be given on the new record date as provided in this Article to each shareholder of record entitled to notice of such meeting.

**Section 7. Shareholder Quorum and Voting.** A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum at a meeting of shareholders.

If a quorum, as herein defined, is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter thereof will be the act of the shareholders unless otherwise provided by law.

**Section 8. Voting of Shares.** Each outstanding share will be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

**Section 9. Proxies.** A shareholder may vote either in person or by proxy provided that any and all proxies are executed in writing by the shareholder or his duly authorized attorney-in-fact. No proxy will be valid after the duration of 11 months from the date thereof unless otherwise provided in the proxy.

**Section 10. Action by Shareholders Without a Meeting.** Any action required or permitted by law, these bylaws, or the Articles of Incorporation of CREDEX Corporation to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, provided that the action is taken by the holders of outstanding stock of each voting group entitled to vote thereon having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote thereon were present and voted, as provided by law. The foregoing

actions(s) shall be evidenced by written consents describing the action taken, dated and signed by approving shareholders having the requisite number of votes of each voting group entitled to vote thereon and delivered to CREDEX Corporation in accordance with Florida Law. Within 10 days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing or who are not entitled to vote. Said notice shall fairly summarize the material features of the authorized action and if the action requires the providing of dissenters' rights, said notice will comply with the disclosure requirements pertaining to dissenters' rights of Florida Law.

## ARTICLE II. DIRECTORS

**Section 1. Function.** All corporate powers, business, and affairs will be exercised, managed and directed under the authority of the Board of Directors.

**Section** 2. **Qualification.** Directors must be natural persons of 18 years of age or older but need not be residents of this state and need not be shareholders of CREDEX Corporation.

**Section 3. Compensation.** The Board of Directors will have authority to fix the compensation for directors of CREDEX Corporation.

**Section 4. Presumption of Assent.** A director of CREDEX Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken will be presumed to have assented to the action taken unless such director votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

**Section 5. Number.** CREDEX Corporation will have up to 7 director(s).

**Section 6. Election and Term.** Each person named in the Articles of Incorporation as a member of the initial Board

of Directors will hold office until said directors will have been qualified and elected at the first annual meeting of shareholders, or until said directors earlier resignation, removal from office or death.

At the first annual meeting of shareholders and at each annual meeting thereafter, the shareholders will elect directors to hold office until the next annual meeting. Each director will hold office for a term for which said director is elected until said director's successor will have been qualified and elected, said director's prior resignation, said director's removal from office or said director's death.

**Section** 7. **Vacancies.** Any vacancy occurring in the Board of Directors will be filled by the affirmative vote of a majority of the shareholders or of the remaining directors even though less than a quorum of the Board of Directors. A director elected to fill a vacancy will hold office only until the next election of directors by the shareholders.

**Section 8. Removal and Resignation of Directors.** At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

A director may resign at any time by delivering written notice to the Board of Directors or its chairman or to CREDEX Corporation by and through one of its officers. Such a resignation is effective when the notice is delivered unless a later effective date is specified in said notice.

**Section 9. Quorum and Voting.** A majority of the number of directors fixed by these Bylaws shall constitute a quorum for the transaction of business. The act of a majority of the directors present at a meeting at which a quorum is present will be the act of the Board of Directors.

**Section 10. Executive and Other Committees.** A resolution, adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and/or other committee(s) which will have and may exercise all the authority of the Board of Directors to the extent provided in such resolution, except as is provided by law. Each committee must have two or more members who serve at the pleasure of the Board of Directors. The board may, by resolution adopted by a majority of the full Board of Directors, designate one or more directors as alternate members of any such committee who may act in the place and instead of any absent member or members at any meeting of such committee.

**Section 11. Place of Meeting.** Special or regular meetings of the Board of Directors will be held within or without the State of Florida.

**Section 12. Notice, Time and Call of Meetings.** Regular meetings of the Board of Directors will be held without notice on such dates as are designated by the Board of Directors. Written notice of the time and place of special meetings of the Board of Directors will be given to each director by either personal delivery, telegram or cablegram at least two (2) days before the meeting or by notice mailed to the director at least five (5) days before the meeting.

Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting will constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Neither the business to be transacted nor the purpose of,

regular or special meetings of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting will be given to the directors who were not present at the time of the adjournment.

Meetings of the Board of Directors may be called by the Chairman of the Board, the President of CREDEX Corporation or any two directors.

Members of the Board of Directors may participate in a meeting of such board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

**Section 13. Action Without a Meeting.** Any action required to be taken at a meeting of the Board of Directors, or any action which may be taken at a meeting of the Board of Directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action to be so taken, signed by all the directors, or all the members of the committee, as the case may be, is filed in the minutes of the proceedings of the board or of the committee. Such consent will have the same effect as a unanimous vote.

<center>**ARTICLE III. OFFICERS**</center>

**Section 1. Officers.** The officers of CREDEX Corporation will consist of a president, a vice president, a secretary and a treasurer, each of whom will be elected by the Board of Directors. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors from time to time. Any two or more offices may be held by the same person.

**Section** 2. **Duties.** The officers of CREDEX Corporation will have the following duties:

The President will be the chief executive officer of CREDEX Corporation, who generally and actively manages the business and affairs of CREDEX Corporation subject to the directions of the Board of Directors. Said officer will preside at all meetings of the shareholders and Board of Directors.

The Vice President will, in the event of the absence or inability of the President to exercise his office, become acting president of the organization with all the rights, privileges and powers as if said person had been duly elected president.

The Secretary will have custody of, and maintain all of the corporate records except the financial records. Furthermore, said person will record the minutes of all meetings of the shareholders and Board of Directors, send all notices of meetings and perform such other duties as may be prescribed by the Board of Directors or the President. Furthermore, said officer shall be responsible for authenticating records of CREDEX Corporation.

The Treasurer shall retain custody of all corporate funds and financial records, maintain full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of shareholders and whenever else required by the Board of Directors or the President, and perform such other duties as may be prescribed by the Board of Directors or the President.

**Section 3. Removal and Resignation of Officers.** An officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in the Board's judgment the best interests of CREDEX Corporation will be served thereby.

Any officer may resign at any time by delivering notice to CREDEX Corporation. Said resignation is effective upon delivery unless the notice specifies a later effective date. Any vacancy in any office may be filled by the Board of

Directors.

## ARTICLE IV. STOCK CERTIFICATES

**Section 1. Issuance.** Every holder of share(s) in CREDEX Corporation will be entitled to have a certificate representing all share(s) to which he is holder. No certificate representing share(s) will be issued until such share(s) is/are fully paid.

**Section** 2. **Form.** Certificates representing share(s) in CREDEX Corporation will be signed by the President or Vice President and the Secretary or an Assistant Secretary and will be sealed with the seal of CREDEX Corporation.

**Section 3. Transfer of Stock.** CREDEX Corporation will register a stock certificate presented for transfer if the certificate is properly endorsed by the holder of record or by his duly authorized agent.

**Section 4. Lost, Stolen, or Destroyed Certificates.** If a shareholder claims that a stock certificate representing shares issued and recorded by CREDEX Corporation has been lost or destroyed, a new certificate will be issued to said shareholder, provided that said shareholder presents an affidavit claiming the certificate of stock to be lost, stolen or destroyed. At the discretion of the Board of Directors, said shareholder may be required to deposit a bond or other indemnity in such amount and with such sureties, if any, as the board may require.

## ARTICLE V. BOOKS AND RECORDS

**Section 1. Books and Records.** CREDEX Corporation shall keep as permanent records minutes of all meetings of its shareholders and Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors in place of the Board of Directors on behalf of CREDEX Corporation. Furthermore, CREDEX Corporation shall maintain accurate accounting records. Furthermore, CREDEX Corporation shall maintain the

following:

(i) a record of its shareholders in a form that permits preparation of a list of the names and addresses of all shareholders in alphabetical order by class of shares showing the number and series of shares held by each;

(ii) CREDEX Corporation's Articles or Restated Articles of Incorporation and all amendments thereto currently in effect;

(iii) CREDEX Corporation's Bylaws or Restated Bylaws and all amendments thereto currently in effect;

(iv) Resolutions adopted by the Board of Directors creating one or more classes or series of shares and fixing their relative rights, preferences and limitations if shares issued pursuant to those resolutions are outstanding;

(v)  The minutes of all shareholders' meetings and records of all actions taken by shareholders without a meeting for the past 3 years;

(vi) Written communications to all shareholders generally or all shareholders of a class or series within the past 3 years including the financial statements furnished for the past 3 years to shareholders as may be required under Florida Law;

(vii)    A list of the names and business street addresses of CREDEX Corporation's current directors and officers; and

(viii)    A copy of CREDEX Corporation's most recent annual report delivered to the Department of State.

Any books, records and minutes may be in written form or in any other form capable of being converted into written form.

**Section** 2. **Shareholder's Inspection Rights.** A shareholder of CREDEX Corporation (including a beneficial owner whose shares are held in a voting trust or a nominee on behalf of a beneficial owner) may inspect and copy, during regular business hours at CREDEX Corporation's principal office, any

of the corporate records required to be kept pursuant to Section 1, of this Article of these Bylaws, if said shareholder gives CREDEX Corporation written notice of such demand at least 5 business days before the date on which the shareholder wishes to inspect and copy. The foregoing right of inspection is subject however to such other restrictions as are applicable under Florida Law, including, but not limited to, the inspection of certain records being permitted only if the demand for inspection is made in good faith and for a proper purpose (as well as the shareholder describing with reasonable particularity the purpose and records desired to be inspected and such records are directly connected with the purpose).

**Section 3. Financial Information.** Unless modified by resolution of the shareholders within 120 days of the close of each fiscal year, CREDEX Corporation shall furnish the shareholders annual financial statements which may be consolidated or combined statements of CREDEX Corporation and one or more of its subsidiaries as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of cash flow for that year. If financial statements are prepared on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis. If the annual financial statements are reported on by a public accountant, said accountant's report shall accompany said statements. If said annual financial statements are not reported on by a public accountant, then the statements shall be accompanied by a statement of the president or the person responsible for CREDEX Corporation's accounting records (a) stating his reasonable belief whether the statements were prepared on the basis of generally accepted accounting principles and if not, describing the basis of preparation; and (b) describing any respects in which the statements were not prepared on a basis of accounting consistent with the statements prepared for the preceding year. The annual financial statements shall be mailed to each shareholder of CREDEX Corporation within 120

days after the close of each fiscal year or within such additional time as is reasonably necessary to enable CREDEX Corporation to prepare same, if, for reasons beyond CREDEX Corporation's control, said annual financial statement cannot be prepared within the prescribed period.

**Section 4. Other Reports to Shareholders.** CREDEX Corporation shall report any indemnification or advanced expenses to any director, officer, employee, or agent (for indemnification relating to litigation or threatened litigation) in writing to the shareholders with or before the notice of the next shareholders' meeting, or prior to such meeting if the indemnification or advance occurs after the giving of such notice but prior to the time such meeting is held, which report shall include a statement specifying the persons paid, the amounts paid, and the nature and status, at the time of such payment, of the litigation or threatened litigation.

Additionally, if CREDEX Corporation issues or authorizes the issuance of shares for promises to render services in the future, CREDEX Corporation shall report in writing to the shareholders the number of shares authorized or issued and the consideration received by CREDEX Corporation, with or before the notice of the next shareholders' meeting.

## ARTICLE VI. DIVIDENDS

The Board of Directors of CREDEX Corporation may, from time to time declare dividends on its shares in cash, property or its own shares, except when CREDEX Corporation is insolvent or when the payment thereof would render CREDEX Corporation insolvent, subject to Florida Law.

## ARTICLE VII. CORPORATE SEAL

The Board of Directors will provide a corporate seal which will be in circular form embossing in nature and stating "Corporate Seal", "Florida", year of incorporation and name of said corporation.

## ARTICLE VIII. AMENDMENT

These Bylaws may be altered, amended or repealed, and

altered, amended or new Bylaws may be adopted by a majority vote of the full Board of Directors.

Adapted as the initial by-laws of the corporation by the sole director on October 30, 2005.

Exhibit 5

RICHARD R. COOK

cookrr@cfl.rr.com         Attorney at Law         386 734 1116
                        2253 River Ridge Road
                        DeLand, FL 32720

November 10, 2010

Credex Corporation
454 Treemont Drive
Orange City, FL 32763

Re: Prospectus on Form S-1

Ladies and Gentlemen:

I have acted as counsel to CREDEX CORPORATION (the
"Company") in connection with the above-referenced
Prospectus on Form S-1 (the "Prospectus") filed with the
United States Securities and Exchange Commission (the "SEC")
as of the date of this opinion under the Securities Act of
1933, as amended (the "Act"), relating to the proposed
public offering of 2,940,625 shares (the "Stockholder
Shares") with  all of which shares may be sold by the
selling stockholders as set forth in the preliminary
prospectus which forms a part of the Prospectus (the
"Prospectus").

In connection with rendering this opinion, I have examined
the Company's Amended and Restated Articles of Incorporation
as amended to date and the Bylaws; such records of the
corporate proceedings of the Company as I have deemed
material; the Prospectus relating to the Offering and the
Prospectus; and such other certificates, receipts, records,
and documents as I have considered necessary for the
purposes of this opinion.

In my examination, I have assumed the authenticity of all
documents submitted to me as originals, the conformity to
the original documents of all documents submitted to me as
copies, the genuineness of all signatures on documents
reviewed by me and the legal capacity of natural persons.

Based upon the foregoing I am of the opinion that the shares
are, and when sold will remain, legally issued, fully paid
and non-assessable shares of common stock of the Company.

I hereby consent to the reference to my name under the caption "Legal Matters" or "Experts" in the Prospectus and amendments and to the use of this opinion as an exhibit to the Prospectus. In giving this consent, I do not hereby admit that I come within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC thereunder.

Sincerely,


Richard R. Cook
Florida Bar # 254134

Exhibit 10

AGREEMENT FOR SERVICES

AGREEMENT made and entered into as of this 9th day of July, 2010 (the "Agreement"), by and between Credex Corporation (the "Client") and /Cypress Bend Executive Services, LLC ("Consultant").

Whereas, the Consultant is in the business of providing advice, management, fund raising and legal services and the Client believes such experience is in its best interest to utilize, and

Whereas, the Company formally desires to engage Consultant to provide such services in accordance with the terms and conditions hereinafter set forth;

Now, therefore, the Client and Consultant agree as follows:

1.  Engagement.  The Company agrees to engage Consultant and Consultant agrees to:

A.  Raise the necessary money to fund the cost of Credex's business operation short term;
B.  Prepare and file the necessary paperwork with the SEC to take Credex public (Form 10, S-1 and 10Qs as necessary;
C.  Secure a transfer agent and market maker broker-dealer for Credex's stock;
D.  Secure the audits necessary to go public and
E.  Run the day to day operation of Credex short term.

2.  Compensation.

A. The Client shall pay the Consultant $200,000 for its services. Cypress Bend will receive a majority of the outstanding stock in Credex.  Payment for Cypress Bend's services will not be based on the stock they own but rather the flat fee so as not to dilute the ownership interest of the current shareholders. When Consultant's services are completed and Consultant is paid in full Consultant will convey its stock holdings to whomever the Client directs. If the Agreement is terminated Consultant will return all of its stock to the Client's treasury except that Mr. Cook's stock shall be returned to him.  The fee paid to Consultant

shall also constitute any payment that may be due to Richard R. Cook.

     B.    All normal operational expenses of the Client will be the Client's responsibility.

    3.    Best Efforts Basis.  Subject to Section 4 and the last sentence of Section 3 hereof, Consultant agrees that it will at all times faithfully and to the best of its experience, ability and talents perform all the duties that may be required of it pursuant to the terms of this Agreement. The Client specifically acknowledges and agrees, however, that the services to be rendered by Consultant shal1 be conducted on a "best-efforts" basis and has not, cannot and does not guarantee that its efforts will have any impact on the Clients business or that any subsequent financial improvement will result from its efforts.

    4.    Non-Exclusive Services.  The Client understands that Consultant is currently providing certain advisory and other services to other individuals and entities and agrees that Consultant is not prevented or barred from rendering services of the same nature or a similar nature to any other individuals or entities and acknowledges that such Services may from time to time conflict with the timing of and the rendering of Consultant's services. In addition, Consultant understands and agrees that the Client shall not be prevented or barred from retaining other persons or entities to provide services of the same or similar nature as those provided by Consultant.

    5.    Liability of Consultant.  In furnishing the Client with advice and other services as herein provided, Consultant shall not be liable to the Client or its creditors for errors of judgment or for anything except malfeasance or gross negligence in the performance of its duties or reckless disregard of the obligations and duties under the terms of this Agreement.

    6.    Confidentiality.  Until such time as the same may become publicly known, Consultant agrees that any information provided it by the Client, of a confidential nature will not be revealed or disclosed to any person or entities, except in the performance of this Agreement, and upon completion of the term of this Agreement and upon the written request of the Client, any original documentation provided by the Client will be returned to it. Consultant will, where it deems necessary, require confidentiality

agreements from any associated persons where it reasonably believes they will come in contact with confidential material.

7.  Notice.  All notices, requests, demands and other communications provided for by this Agreement shall, where practical, be m writing and shall be deemed to have been given when mailed at any general or branch United States Post office enclosed in a certified post-paid envelope and addressed to the address of the respective party. Any notice of change of address shall only be effective however, when received.

8.  Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the Client, its successors, and assigns, including, without limitation, any corporation which may acquire all or substantially all of the Company's assets and business or into which the Company may be consolidated or merged and Consultant and its successors and assigns.

Consultant agrees that it will not sell, assign, transfer, convey, pledge or encumber this Agreement or its right, title or interest herein, without the prior written consent of the Client, this Agreement being intended to secure the personal services of Consultant.

9.  Termination.  Consultant agrees that the Client may terminate this Agreement at any time providing prior written notice of termination to Consultant. Any notice of termination shall only be effective however, when received. See section 2.A.

10.  Time For Performance.  Consultant shall attempt to complete its work for Client within nine months from the date of execution of this agreement.  The Consultant will attempt to finish its work in six months if possible.

The Client agrees that the Consultant may terminate this Agreement at any time providing prior written notice of termination to the Client. Any notice of termination shall only be effective however, when received. See section 2.A.

10. Applicable Law.  This Agreement shall be deemed to be a contract made under the laws of the State of Florida, and for all purposes shall be construed in accordance with the laws of said state.  The Client:

(i) agrees that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in Florida, County of Volusia.

(ii) waives any objection which the Client may have now or hereafter to the venue of any such suit, action, or proceeding, and

(iii) gives irrevocable consent to the jurisdiction of the Circuit, County of Volusia, in any such suit, action or proceeding.

11.  Other Agreements.  This Agreement supersedes all prior understandings and agreements between the parties It may not be amended orally, but only by a writing signed by the parties hereto.

12.  Non-Waiver.  No delay or failure by either party in exercising any right under this Agreement, and no partial or single exercise of that right shall constitutes a waiver of that or any other right.

13. Heading.  Headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

14.  Counterparts.  This Agreement may be executed in two or more counterparts, each of which shaI1 be deemed an original but all of which together shall constitute one and the same instrument.

In Witness Whereof, the parties hereto have executed this Agreement the day and year first above written.

          Client                        Consultant


By:  /s/ Denise Leonardo      By: /s/ Timothy L. Kuker
     Denise Leonardo              TIMOTHY L. KUKER
     President                    Managing Member

AGREEMENT

THIS AGREEMENT ("Agreement"), is made and entered into as of this 7th day of September, 2005, by and between Credex Corporation (a Florida corporation), located at 505 E. New York Ave., Suite 8, DeLand, FL 32724, hereinafter referred to as "CRE" and XXX Collections, Inc. (a Florida Corporation), located at XXXX S. First Street, Orange City, FL 32763, hereinafter referred to as "XXX".

RECITALS

WHEREAS, CRE is in the business of purchasing, managing and reselling portfolios of non-performing and re-performing major credit card debt;

WHEREAS, XXX is a Florida licensed debt collection business;

WHEREAS, CRE wishes to utilize the services of XXX as a collection agency and XXX wishes to become a collection agent for CRE;

NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto hereby agree as follows:

1. <u>APPOINTMENT OF XXX</u>

Upon the execution of this Agreement by both parties, CRE appoints XXX as a collection agency for CRE.

2. <u>Acquisition of Portfolios</u>

CRE will acquire portfolios of non-performing major credit card debt (Visa, Master Card, etc.). The account balances (face amounts) will be in the range of approximately $2,000 per account. They will be considered "One Agency" receivables that are one to two years old from the date the accounts were determined to be non-performing by the credit card issuers. ("One Agency" means that the accounts have been processed by not more than one agency for collection in the past). The typical portfolio will consist of several hundred to several thousand accounts. At all times, CRE will be the sole owner of the accounts until they have either been collected or sold.

CRE will be responsible for obtaining as much existing information, in hard copy form, as possible on each debtor file when the accounts are purchased, storing same for ready

access and alerting XXX as to which files do not have proof that the debtor signed the application for the credit card account or other proof such as copies of check payments on the account(s), etc. It is agreed between the parties that no legal action will be attempted against any debtor for which CRE has no written proof of the debt.

## 3. ASSIGNMENT OF RIGHT TO COLLECT

CRE will assign the exclusive right to collect those accounts that have been assigned to XXX.

## 4. BANK ACCOUNT(S)

CRE will open and maintain a commercial bank account at Wachovia National Bank that is separate from its operating account. This account will be used to deposit collections from debtors only, whose accounts are owned by CRE and will be used to disburse commissions to XXX, purchase additional portfolios and transfer any remaining balances to the operating account of CRE at its sole discretion. XXX will be provided with deposit forms in order for XXX to make deposits of the collections payable to CRE.

## 5. COLLECTION ACTIVITY

XXX, at its sole discretion, will manage the collection of accounts assigned to it by CRE. XXX will, at all times, supervise all of its employees that are engaged in the collection process to insure that they conduct their communications with debtors in accordance with the Fair Debt Collection Practices Act and the consumer collection practices of Florida Statutes, Title XXXIII, Chapter 559, Part VI. XXX, at its expense, will be responsible for obtaining background information including credit reports sufficient to determine the debtors ability to pay or not pay. Accounts deemed uncollectible by XXX will be returned to CRE for resale or abandonment.

CRE will be responsible for providing the debtors with the initial written notice that it now owns the debt, that XXX has been assigned to collect the debt and that the payments be made to CRE and mailed to a PO Box # (to be determined), Orange City, FL. The PO box will be rented by CRE with a key provided to XXX for its use to receive debtors payments.

CRE will, at its expense, be responsible for reporting payment information to the respective credit bureaus for all debtors

who have "paid in full" or "paid as agreed", in accordance
with the Fair Debt Reporting Act.

6. Collections

It is in the best interest of parties to collect the full
outstanding balance from each debtor. The degree to which that
can be attained is the responsibility of XXX. Since CRE owns
the debt, it can allow relief to the debtors in the form of
discounts from the outstanding balances. XXX, at its sole
discretion, can offer a discount of up to 25% off the
outstanding balance(s) without obtaining permission from CRE
if it believes that by doing so it facilitates the prompt
collection of the remaining balance(s). XXX must obtain
permission from CRE to offer larger discounts and offer a
reasonable explanation to CRE as to why a deeper discount
would be in the best interest of both parties.

7. Commissions

CRE will pay XXX a commission of Twenty Five (25%) Percent of
all collections net of discounts obtained by XXX. The
percentage applies to immediate collections (front line
collections), Planned Payment Agreements (see # 11 below), the
resale of re-performing debt and legal collections. No
commission will be paid to XXX for the resale of non-
performing debt deemed uncollectible.

Commissions will be paid to XXX on the Friday following the
previous week's collections that are deposited in the bank
account used for such deposits. The commission paid or about
to be paid on any account where the payment was denied for any
reason from the debtors bank will cause an immediate charge
back against the total commissions due on the respective
payment date. If the debtor payment is honored in the future
by the debtor's bank, the commission will be earned and paid
to XXX.

8. Deposits

XXX will deposit all collections on accounts owned by CRE into
a bank account established by CRE for this purpose. XXX agrees
to never deposit collections from CRE accounts into its own
bank account(s). If such a deposit is done in error, XXX
agrees to immediately notify CRE of the error and deposit the
amount in question into CRE's bank account.
XXX agrees to deposit collections of CRE accounts at least
every Friday (Tuesdays and Fridays are preferred) or more

often at the discretion of XXX. In addition, collections must also be deposited on the last working day of every month. Deposits must be made before 2:00 PM in order to insure credit that day. Every payment received must be photocopied before depositing and the copy must be kept in the respective debtor's account/folder.

9. Legal Collections

Legal collections are defined as any collection that requires the use of an attorney or collection through small claims courts and from judgments. Commissions are based upon the net amount collected in addition to any filing cost incurred by XXX.

10. Licenses

XXX will keep current licenses in force at all times and provide a copy of same at the execution of this agreement and at the time of renewals in a timely manner. These licenses include, but are not limited to, City and County Occupational licenses and a Florida state Collection Agency license.

11. Notification to Debtors

CRE will notify all of the debtors in the portfolios as soon as they are purchased. The notification will include, but is not limited to, the debtors name and address, credit card account number and the name of the initial issuer, current balance due, a statement that CRE is now the owner of the account and its account number, CRE's name and address where to send payment, a statement that XXX has been assigned to act as the collection agent for CRE and a statement that the notification is an attempt to collect a debt using industry standard language.

CRE will send monthly notices to those debtors who have agreed to make monthly or other periodic payments (Planned Payment Agreements). A monthly list will be prepared each month and will be compared with a like list prepared by XXX.

12. Planned Payment Agreements

Planned Payment Agreements (PPA) are agreements with the debtor(s) wherein the debtor agrees to make monthly payments or other periodic payments in order to pay their debt in an orderly fashion. XXX will be responsible for the management of this part of the collection process for which commission is

paid. All agreements must be in writing and signed by the debtor.

XXX will arrange for these agreements to be executed and implemented. The original of each agreement is to be provided to CRE in a timely manner. All such agreements, when executed, must be sent to XXX with an initial payment in the amount agreed upon between the debtor and XXX in order to bind the agreement. The format or template for the agreement is to be determined between CRE and XXX.

13. Record Keeping

XXX will be responsible for keeping its own records. When deposits are made for the collection of CRE accounts, XXX will promptly notify CRE on a list (format to be determined) that will include the debtor's name, SS#, payment amount, date and any internal account number that may be assigned.
When more than one portfolio of accounts is being collected, deposit tickets must only include payments for accounts from the same portfolio. Example: three checks received from accounts in three separate portfolios require that there be three different deposit tickets prepared and deposited. There will be no exception to this procedure.

CRE will be responsible for keeping its own records. CRE is a private company that will prepares quarterly and annual reports for its investors, which are very transparent and provide all of the information that is required by the investors.

CRE reserves the right to have the books of XXX audited if CRE detects fraud or dishonest dealings on the part of XXX in connection with its collection of accounts owned by CRE.

14. Sale of Accounts Deemed Re-Performing

CRE, at its own discretion, may sell accounts in portfolio form that are considered to be re-performing. These accounts would be accounts in PPA that have made at least three monthly or other periodic payments in a timely manner. Typically, the debtors of these accounts are making small monthly/periodic payments that will require several months or years to pay off the debt. Buyers in the market place typically pay $0.40 to $0.60 on a dollar on the remaining balances. XXX will be included in the process, but CRE will make the final determination to sell or retain the accounts.

## 15. Sale of Accounts Deemed Uncollectible

CRE, at its own discretion, will sell accounts in portfolio form from time to time that are deemed to be uncollectible by XXX. XXX will not receive a commission from the proceeds of such sales as they are only a partial recovery of the cost of the accounts paid by CRE. Notification of such accounts deemed uncollectible is to be made to CRE by XXX as soon as possible after the determination is made.

## 16. Termination

The parties have the right to cancel this agreement at any time for any reason by giving each other thirty (30) days written notice in the form of a resolution from the Board of Directors by the party authorizing the termination of this agreement. All existing PPA accounts will be put into portfolio form and sold within sixty days following the 30 day cancellation period. The commission due under such sale will be paid to XXX within ten (10) days after the receipt of payment from the purchaser of such portfolio(s).

This agreement has been negotiated at arm's length between persons sophisticated and knowledgeable in these types of matters. In addition, each party has been represented by experienced and knowledgeable legal counsel. No change, modification, addition or amendment to this Agreement shall be valid unless in writing and signed by all parties hereto. This Agreement contains all of the terms negotiated between the parties.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date shown on page one above.


Credex Corporation                 XXX Collections, Inc.

/s/ James H. Bashaw                /s/ John Bird

_____            _____
James H. Bashaw, President         John Bird, President

Exhibit 10.2

SUBSCRIPTION AGREEMENT
IN
Credex Corporation

Ms. Denise Leonardo, CEO
Credex Corporation
454 Treemont Drive
Orange City, FL  32763

    1. <u>SUBSCRIPTION</u>. The undersigned (often referred to individually as "Purchaser" or "Shareholder") hereby makes application to become an investor in Credex Corporation, a Florida Corporation ("Company"), and to purchase Shares. This subscription may be rejected by the Company in its sole discretion.

    2. <u>ACCEPTANCE OF SUBSCRIPTION</u>. It is understood and agreed that the Company shall have the right, at any time prior to receipt of notice of cancellation from the undersigned to accept or reject this Subscription Agreement, in whole or in part, and that the same shall be deemed to be accepted by the Company only when it is signed by the president.

    3 .<u>REPRESENTATIONS BY THE UNDERSIGNED</u>. The undersigned represents and warrants as follows:

        a.    The undersigned is purchasing the Shares after being furnished a Private Placement Memorandum.

        b.    The undersigned recognizes that the shares of Common Stock have not been registered under the Securities Act of 1933, as amended ("Act"), nor under the securities laws of any state and, therefore, cannot be resold unless registered under the Act or unless an exemption from registration is available; no public agency has passed upon the fairness of the terms of the offering; the undersigned may not sell the shares without registering them under the Act and any applicable state securities laws unless exemptions from such registration requirements are available with respect to any such sale;

        c.    The undersigned is acquiring the Shares for his own account for long-term investment and not with a view toward resale, fractionalization or

division, or distribution thereof, and he does not presently have any reason to anticipate any change in his circumstances, financial or otherwise, or particular occasion or event which would necessitate or require his sale or distribution of the shares. No one other than the undersigned has any beneficial interest in said securities;

d.   The undersigned understands and acknowledges that the undersigned has no right to require registration of resale of the securities purchased hereby under the Act or under any state securities laws.

e.   I alone or with my purchaser representative have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description or subparagraph f applies.

f.   The undersigned is an Accredited Investor. An Accredited Investor shall mean any person who comes within any of the following categories, or who the Company reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

1.   Any bank as defined in section 3(a)(2) of the Act or savings and loan association or other institution as defined in Section 3(a)(S)(A) of the Act whether acting in an individual or fiduciary capacity; brokers and dealers registered under Section 15 of the Securities Exchange Act of 1934; an insurance company as defined in section 2(13) of the act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act; a Small Business Investment Company licensed by the U. S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; an employee

benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000;

2. Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

3. Any organization described in Section 50l(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets of more than $5,000,000;

4. Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

5. Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000;

6. Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching that same level in the current year;

7. Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D; and

8. Any entity in which all of the equity owners are Accredited Investors.

g. **The undersigned recognizes that the total amount of funds tendered to purchase the Shares is placed at the risk of the undersigned and may be**

**completely lost. The undersigned understands that there can be no assurance of profitable operations. The purchase of Shares as an investment involves numerous risks;**

h.   The undersigned realizes that the Shares cannot readily be sold, that it may not be possible to sell or dispose of the Shares and therefore the Shares must not be purchased unless the undersigned has liquid assets sufficient to assure that such purchase will cause no undue financial difficulties and the undersigned can provide for current needs and possible personal contingencies;

i.   The undersigned confirms and represents that the undersigned is able (i) to bear the economic risk of his investment, (ii) to hold the securities for an indefinite period of time, and (iii) to afford a complete loss of the undersigned's investment. The undersigned also represents that the undersigned has (i) adequate means of providing for the undersigned's current needs and possible personal contingencies, and (ii) no need for liquidity in this particular investment;

j.    The undersigned understands that there are substantial restrictions on the transferability of the component parts of the Shares and that any certificate or other document evidencing the component parts of the Shares will have substantially the following restrictive legend thereon:

> *"The securities represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933, as amended ("Act") or the securities laws a/any state. Such securities may not be sold, pledged, hypothecated or otherwise transferred at any time except upon registration or upon delivery to the Company of an opinion of counsel satisfactory to the Company that such registration is not required or evidence satisfactory to the Company that any such transfer will not violate the Act or the securities laws a/any state."*

k.   If the undersigned is a resident of Pennsylvania,
     the undersigned agrees not to sell the Shares for
     a period of 12 months from the date of purchase.
     The undersigned further acknowledges that a
     legend will be placed on any certificate
     evidencing such Shares restricting its
     transferability for 12 months from the date of
     purchase, and that the Company will provide its
     transfer agent with appropriate stop transfer
     instructions.

l.   All information which the undersigned has
     provided to the Company concerning the
     undersigned's financial position and knowledge of
     financial and business matters is correct and
     complete as of the date set forth herein, and if
     there should be any material change in such
     information prior to acceptance of this
     Subscription Agreement by the Company, the
     undersigned will immediately provide the Company
     with such information;

m.   The undersigned has carefully considered and has,
     to the extent the undersigned believes such
     discussion necessary, discussed with the
     undersigned's professional legal, tax and
     financial advisors and the undersigned's
     purchaser representative(s), if any, the
     suitability of an investment in the Company for
     the undersigned's particular tax and financial
     situation and the undersigned and the
     undersigned's advisors or the undersigned's
     purchaser representative(s), if any, have
     determined that the investment is a suitable
     investment for the undersigned,

n.   The undersigned understands that the books and
     records of the Company will be available upon
     reasonable notice for inspection during
     reasonable business hours at the Company's place
     of business;

o.   The undersigned has been presented with and has
     acted upon the opportunity to ask questions and
     receive answers from the Company relating to the
     terms and conditions of the offering in order to
     obtain any additional information necessary to

verify the accuracy of the information made available to him;

p.  The undersigned has not become aware of the offering of Shares by any form of general solicitation or advertising, including, but not limited to advertisements, articles, notices or other communications published in any newspaper, magazine or other similar media or broadcast over television or radio or any seminar or meeting where those individuals that have attended have been invited by any such or similar means of general solicitation or advertising; and

q.  The undersigned is a bona fide resident of the state set forth as his "residence address" in this Subscription Agreement, and that (1) if a corporation, partnership, trust, or other form of business organization, it has its principal office within such state; (ii) if an individual, he has his principal residence in such state; and (iii) if a corporation, partnership, trust, or other form of business organization which was organized for the specific purpose of acquiring the Shares in the Company, all of its beneficial owners are residents of such state.

4. <u>INDEMNIFICATION</u>. It is acknowledged that the meaning and legal consequences of the representations and warranties contained in this Subscription Agreement are understood and the undersigned hereby agrees to indemnify and hold harmless the Company and each officer thereof from and against any and all loss, damage and liability due to or arising out of a breach of any of the representations and warranties made in this Subscription Agreement The representations and warranties contained herein are intended to and shall survive delivery of the Subscription Agreement.

5. <u>PURCHASE OF SHARES</u>. The undersigned hereby subscribes to purchase _____Units/Shares for a total investment of $_____($5.00 per Unit/Share).

The purchase price is being paid herewith by delivery of a check payable to "Credex Corporation".

This Subscription Agreement is executed on this the _____ day of _____ 2010, in the State of _____.

## **TYPE OF OWNERSHIP (CHECK ONE)**

__ INDIVIDUAL OWNERSHIP (one signature required)

__ CORPORATION (Please include certified corporate resolution authorizing signature.)

__ COMMUNITY PROPERTY (one signature if shares are held in one name, i.e., managing spouse; two signatures required if interest is held in both names)

__ PARTNERSHIP (Please include a copy of the statement of partnership or partnership agreement authorizing signature.)

__TRUST (Please include name of trust, name of trustee, date trust was formed and copy of the trust agreement or other authorization.)

_____

Please print the exact name (registration) Investor desires on records of the Company.

7

_____

Street Address                    Suite or Apt.

_____

City,          State                  Zip Code

(         ) _____
Telephone

_____

Social Security or Taxpayer I.D. Number

**EXECUTION**

    Please execute this Subscription Agreement by completing the appropriate section below.

    A.  If the subscriber is an INDIVIDUAL, complete the following:

_____            _____
Signature of Investor                Name (please type or print)

                   _____
                   Signature of Spouse or Co-Owner if funds are
                   To be invested as joint tenants by the
                   entirety

                   _____
                   Name (please type or print)

B. If the subscriber is a CORPORATION, complete the following:

The undersigned hereby represents, warrants and covenants that the undersigned has been duly authorized by all requisite action on the part of the corporation listed below("Corporation") to acquire the Shares, and further, that the Corporation has all requisite authority to acquire such Shares.

The officer signed below represents and warrants that each of the above representations or agreements or understandings set forth herein applies to that Corporation and that he has authority under the article of incorporations, bylaws, and resolutions of the board of directors of such Corporation or execute this Subscription Agreement.  Such officer encloses a true copy of the articles of incorporation, the bylaws and, as necessary, the resolutions of the board of directors authorizing a purchase of the investment herein, in each case as amended to date.

_____
Name of Corporation (please type or print)

By: _____

Name: _____

Title: _____


C. If the subscriber is a PARTNERSHIP, complete the following:

The undersigned hereby represents, warrants and covenants that the undersigned is a general partner of the partnership named below ("Partnership"), and has been duly authorized by the Partnership to acquire the Shares and that he has all requisite authority to acquire such Shares for the Partnership. The undersigned represents and warrants that each of the above representations or agreements or understandings set forth herein applies to that Partnership and he is authorized by such Partnership to execute this Subscription Agreement. Such partner encloses a true copy of the partnership agreement of said Partnership, as amended to date, together with a current and complete list of all partners thereof.

_____

Name of Partnership (please type or print)

By: _____
Name: _____
Title: _____

      D. If the subscriber is a TRUST, complete the following:
The undersigned hereby requests, warrants and covenants that he is
duly authorized by the terms of the trust instrument ("Trust
Instrument") for the ("Trust") set forth below to acquire the
Shares and the undersigned, as trustee, has all requisite authority
to acquire such Shares for the Trust.

The undersigned, as trustee, executing this Subscription Agreement
on behalf of the Trust, represents and warrants that each of the
above representations or agreements or understandings set forth
herein applies to that Trust and he is authorized by such Trust to
execute this Subscription Agreement.  Such trustee encloses a true
copy of the Trust Instrument of said Trust as amended to date.

_____
Name of Trust (Please type or print)

By: _____
Name: _____
Title: _____

    ACCEPTED BY THE COMPANY this, the _____ day of
_____, 2010.

                    CREDEX Corporation

By: _____
Title: _____

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated October 6, 2010 with respect to the financial statements of Credex Corporation for the period from inception, September 2, 2005, through December 31, 2009 included herein and to the reference to our firm under the heading of "Experts" in the registration statement.


/s/ Moss, Krusick & Associates, LLC


Winter Park, Florida
January 25, 2011